605 page 1/2 15 July 2001 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder ceased to be a substantial holder on 5 November 2021 The previous notice was given to the company on 17 March 2020 The previous notice was dated 17 March 2020 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected See Annexure A Vanguard Group now holds 4.980% of voting power 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 4. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA Signature print name Shawn Acker capacity Compliance Manager sign here date 10 November 2021 EXHIBIT 99.12

605 page 2/2 15 July 2001 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form. (2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (3) See the definition of "associate" in section 9 of the Corporations Act 2001. (4) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (6) The voting shares of a company constitute one class unless divided into separate classes. (7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-Mar-2020 The Vanguard Group, Inc. BUY 83.77 Ordinary 1,260 1,260 13-Mar-2020 The Vanguard Group, Inc. BUY 73.93 Ordinary 29,173 29,173 13-Mar-2020 The Vanguard Group, Inc. BUY 81.08 Ordinary 26,706 26,706 13-Mar-2020 The Vanguard Group, Inc. BUY 81.08 Ordinary 196 196 13-Mar-2020 The Vanguard Group, Inc. BUY 81.08 Ordinary 11,368 11,368 13-Mar-2020 The Vanguard Group, Inc. BUY 81.08 Ordinary 105 105 16-Mar-2020 The Vanguard Group, Inc. SELL 73.87 Ordinary (1,068) (1,068) 16-Mar-2020 The Vanguard Group, Inc. SELL 73.87 Ordinary (1,011) (1,011) 16-Mar-2020 The Vanguard Group, Inc. BUY 73.87 Ordinary 464 464 16-Mar-2020 The Vanguard Group, Inc. BUY 73.87 Ordinary 232 232 16-Mar-2020 The Vanguard Group, Inc. BUY 78.67 Ordinary 298 298 16-Mar-2020 The Vanguard Group, Inc. BUY 77.65 Ordinary 149 149 16-Mar-2020 The Vanguard Group, Inc. BUY 77.65 Ordinary 724 724 16-Mar-2020 The Vanguard Group, Inc. BUY 77.65 Ordinary 42 42 16-Mar-2020 The Vanguard Group, Inc. BUY 77.65 Ordinary 233 233 16-Mar-2020 The Vanguard Group, Inc. BUY 77.65 Ordinary 100 100 17-Mar-2020 The Vanguard Group, Inc. BUY 84.49 Ordinary 3,534 3,534 17-Mar-2020 The Vanguard Group, Inc. SELL 84.49 Ordinary (3,120) (3,120) 17-Mar-2020 The Vanguard Group, Inc. SELL 84.49 Ordinary (3,900) (3,900) 17-Mar-2020 The Vanguard Group, Inc. SELL 84.49 Ordinary (1,348) (1,348) 17-Mar-2020 The Vanguard Group, Inc. BUY 81.11 Ordinary 36,859 36,859 17-Mar-2020 The Vanguard Group, Inc. BUY 84.49 Ordinary 710 710 17-Mar-2020 The Vanguard Group, Inc. BUY 84.49 Ordinary 639 639 17-Mar-2020 The Vanguard Group, Inc. BUY 84.49 Ordinary 696 696 17-Mar-2020 The Vanguard Group, Inc. BUY 84.49 Ordinary 464 464 17-Mar-2020 The Vanguard Group, Inc. BUY 83.00 Ordinary 132 132 17-Mar-2020 The Vanguard Group, Inc. BUY 83.00 Ordinary 10,388 10,388 17-Mar-2020 The Vanguard Group, Inc. BUY 83.00 Ordinary 572 572 17-Mar-2020 The Vanguard Group, Inc. SELL 83.00 Ordinary (269) (269) 18-Mar-2020 The Vanguard Group, Inc. BUY 81.89 Ordinary 33,908 33,908 18-Mar-2020 The Vanguard Group, Inc. BUY 79.91 Ordinary 149 149 18-Mar-2020 The Vanguard Group, Inc. BUY 79.91 Ordinary 298 298 19-Mar-2020 The Vanguard Group, Inc. BUY 80.05 Ordinary 25,836 25,836 19-Mar-2020 The Vanguard Group, Inc. BUY 82.97 Ordinary 1,349 1,349 19-Mar-2020 The Vanguard Group, Inc. BUY 80.52 Ordinary 321 321 19-Mar-2020 The Vanguard Group, Inc. BUY 80.05 Ordinary 40 40 19-Mar-2020 The Vanguard Group, Inc. SELL 80.52 Ordinary (73) (73) 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (8,636) (8,636) 20-Mar-2020 The Vanguard Group, Inc. BUY 79.66 Ordinary 744 744 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (7,210) (7,210) 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (11,608) (11,608) 20-Mar-2020 The Vanguard Group, Inc. SELL 79.66 Ordinary (1,685) (1,685) 20-Mar-2020 The Vanguard Group, Inc. BUY 82.17 Ordinary 35,420 35,420 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (24,039) (24,039) 20-Mar-2020 The Vanguard Group, Inc. BUY 79.66 Ordinary 696 696 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (992) (992) 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (3,540) (3,540) 20-Mar-2020 The Vanguard Group, Inc. BUY 82.00 Ordinary 149 149 20-Mar-2020 The Vanguard Group, Inc. SELL 81.65 Ordinary (916) (916) 23-Mar-2020 The Vanguard Group, Inc. BUY 79.90 Ordinary 1,674 1,674 23-Mar-2020 The Vanguard Group, Inc. SELL 76.60 Ordinary (912) (912) 23-Mar-2020 The Vanguard Group, Inc. SELL 79.90 Ordinary (1,348) (1,348) 23-Mar-2020 The Vanguard Group, Inc. SELL 76.60 Ordinary (301) (301) 23-Mar-2020 The Vanguard Group, Inc. BUY 78.71 Ordinary 149 149 23-Mar-2020 The Vanguard Group, Inc. BUY 78.71 Ordinary 722 722 23-Mar-2020 The Vanguard Group, Inc. BUY 78.71 Ordinary 767 767 24-Mar-2020 The Vanguard Group, Inc. SELL 79.00 Ordinary (2,413) (2,413) 24-Mar-2020 The Vanguard Group, Inc. BUY 78.33 Ordinary 27,692 27,692 24-Mar-2020 The Vanguard Group, Inc. BUY 79.55 Ordinary 149 149 24-Mar-2020 The Vanguard Group, Inc. BUY 78.33 Ordinary 1,306 1,306 25-Mar-2020 The Vanguard Group, Inc. BUY 85.97 Ordinary 8,715 8,715 25-Mar-2020 The Vanguard Group, Inc. SELL 85.35 Ordinary (1,068) (1,068) Page 1 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 25-Mar-2020 The Vanguard Group, Inc. BUY 85.97 Ordinary 27,072 27,072 25-Mar-2020 The Vanguard Group, Inc. BUY 85.97 Ordinary 4,002 4,002 26-Mar-2020 The Vanguard Group, Inc. BUY 86.90 Ordinary 2,821 2,821 26-Mar-2020 The Vanguard Group, Inc. SELL 93.59 Ordinary (1,011) (1,011) 26-Mar-2020 The Vanguard Group, Inc. BUY 86.90 Ordinary 559 559 27-Mar-2020 The Vanguard Group, Inc. BUY 89.61 Ordinary 4,722 4,722 27-Mar-2020 The Vanguard Group, Inc. BUY 85.78 Ordinary 302 302 27-Mar-2020 The Vanguard Group, Inc. BUY 85.78 Ordinary 302 302 27-Mar-2020 The Vanguard Group, Inc. BUY 85.78 Ordinary 120 120 27-Mar-2020 The Vanguard Group, Inc. BUY 85.78 Ordinary 13,995 13,995 30-Mar-2020 The Vanguard Group, Inc. BUY 84.68 Ordinary 2,410 2,410 30-Mar-2020 The Vanguard Group, Inc. SELL 90.05 Ordinary (1,624) (1,624) 30-Mar-2020 The Vanguard Group, Inc. BUY 87.54 Ordinary 2,343 2,343 30-Mar-2020 The Vanguard Group, Inc. BUY 87.54 Ordinary 715 715 30-Mar-2020 The Vanguard Group, Inc. BUY 87.54 Ordinary 138 138 30-Mar-2020 The Vanguard Group, Inc. BUY 87.54 Ordinary 138 138 31-Mar-2020 The Vanguard Group, Inc. BUY 89.00 Ordinary 7,154 7,154 31-Mar-2020 The Vanguard Group, Inc. SELL 84.57 Ordinary (8,357) (8,357) 31-Mar-2020 The Vanguard Group, Inc. BUY 84.57 Ordinary 148 148 31-Mar-2020 The Vanguard Group, Inc. BUY 84.57 Ordinary 4,284 4,284 1-Apr-2020 The Vanguard Group, Inc. BUY 87.84 Ordinary 1,858 1,858 1-Apr-2020 The Vanguard Group, Inc. SELL 87.93 Ordinary (17,966) (17,966) 1-Apr-2020 The Vanguard Group, Inc. SELL 86.18 Ordinary (464) (464) 1-Apr-2020 The Vanguard Group, Inc. SELL 86.18 Ordinary (464) (464) 1-Apr-2020 The Vanguard Group, Inc. BUY 88.40 Ordinary 1,430 1,430 1-Apr-2020 The Vanguard Group, Inc. BUY 88.40 Ordinary 530 530 1-Apr-2020 The Vanguard Group, Inc. BUY 87.84 Ordinary 128 128 2-Apr-2020 The Vanguard Group, Inc. BUY 89.60 Ordinary 710 710 3-Apr-2020 The Vanguard Group, Inc. SELL 90.17 Ordinary (568) (568) 3-Apr-2020 The Vanguard Group, Inc. BUY 90.17 Ordinary 721 721 6-Apr-2020 The Vanguard Group, Inc. BUY 90.38 Ordinary 149 149 6-Apr-2020 The Vanguard Group, Inc. BUY 90.38 Ordinary 201 201 7-Apr-2020 The Vanguard Group, Inc. BUY 92.39 Ordinary 1,403 1,403 7-Apr-2020 The Vanguard Group, Inc. BUY 92.39 Ordinary 6,057 6,057 7-Apr-2020 The Vanguard Group, Inc. BUY 90.65 Ordinary 153 153 7-Apr-2020 The Vanguard Group, Inc. BUY 90.65 Ordinary 2,142 2,142 7-Apr-2020 The Vanguard Group, Inc. SELL 90.65 Ordinary (193) (193) 7-Apr-2020 The Vanguard Group, Inc. SELL 92.39 Ordinary (237) (237) 7-Apr-2020 The Vanguard Group, Inc. SELL 92.39 Ordinary (40) (40) 8-Apr-2020 The Vanguard Group, Inc. BUY 89.12 Ordinary 3,282 3,282 8-Apr-2020 The Vanguard Group, Inc. BUY 91.53 Ordinary 923 923 8-Apr-2020 The Vanguard Group, Inc. SELL 89.26 Ordinary (100) (100) 8-Apr-2020 The Vanguard Group, Inc. SELL 89.12 Ordinary (203) (203) 8-Apr-2020 The Vanguard Group, Inc. BUY 89.12 Ordinary 113 113 9-Apr-2020 The Vanguard Group, Inc. BUY 89.39 Ordinary 429 429 14-Apr-2020 The Vanguard Group, Inc. SELL 90.83 Ordinary (887) (887) 15-Apr-2020 The Vanguard Group, Inc. BUY 90.08 Ordinary 2,247 2,247 15-Apr-2020 The Vanguard Group, Inc. SELL 88.92 Ordinary (1,616) (1,616) 15-Apr-2020 The Vanguard Group, Inc. SELL 88.92 Ordinary (3,636) (3,636) 15-Apr-2020 The Vanguard Group, Inc. SELL 88.92 Ordinary (3,232) (3,232) 15-Apr-2020 The Vanguard Group, Inc. SELL 90.08 Ordinary (141) (141) 15-Apr-2020 The Vanguard Group, Inc. BUY 89.78 Ordinary 192 192 16-Apr-2020 The Vanguard Group, Inc. BUY 88.01 Ordinary 343 343 16-Apr-2020 The Vanguard Group, Inc. BUY 88.55 Ordinary 714 714 17-Apr-2020 The Vanguard Group, Inc. BUY 91.56 Ordinary 1,335 1,335 17-Apr-2020 The Vanguard Group, Inc. BUY 91.56 Ordinary 497 497 20-Apr-2020 The Vanguard Group, Inc. BUY 87.78 Ordinary 994 994 20-Apr-2020 The Vanguard Group, Inc. BUY 87.78 Ordinary 568 568 20-Apr-2020 The Vanguard Group, Inc. SELL 88.92 Ordinary (54) (54) 21-Apr-2020 The Vanguard Group, Inc. BUY 87.69 Ordinary 1,718 1,718 22-Apr-2020 The Vanguard Group, Inc. BUY 85.00 Ordinary 4,101 4,101 24-Apr-2020 The Vanguard Group, Inc. SELL 86.79 Ordinary (439) (439) 24-Apr-2020 The Vanguard Group, Inc. BUY 86.79 Ordinary 281 281 27-Apr-2020 The Vanguard Group, Inc. SELL 87.50 Ordinary (1,029) (1,029) 28-Apr-2020 The Vanguard Group, Inc. BUY 85.15 Ordinary 710 710 30-Apr-2020 The Vanguard Group, Inc. BUY 87.98 Ordinary 2,919 2,919 30-Apr-2020 The Vanguard Group, Inc. SELL 86.49 Ordinary (735) (735) 30-Apr-2020 The Vanguard Group, Inc. SELL 86.49 Ordinary (3,636) (3,636) Page 2 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 30-Apr-2020 The Vanguard Group, Inc. SELL 87.51 Ordinary (1,611) (1,611) 1-May-2020 The Vanguard Group, Inc. SELL 82.14 Ordinary (735) (735) 1-May-2020 The Vanguard Group, Inc. SELL 82.14 Ordinary (4,848) (4,848) 1-May-2020 The Vanguard Group, Inc. SELL 82.14 Ordinary (1,440) (1,440) 6-May-2020 The Vanguard Group, Inc. BUY 81.99 Ordinary 1,566 1,566 7-May-2020 The Vanguard Group, Inc. SELL 82.30 Ordinary (269) (269) 7-May-2020 The Vanguard Group, Inc. SELL 82.30 Ordinary (150) (150) 7-May-2020 The Vanguard Group, Inc. BUY 81.51 Ordinary 153 153 8-May-2020 The Vanguard Group, Inc. SELL 83.12 Ordinary (2,401) (2,401) 11-May-2020 The Vanguard Group, Inc. SELL 83.99 Ordinary (5,337) (5,337) 12-May-2020 The Vanguard Group, Inc. BUY 82.60 Ordinary 153 153 13-May-2020 The Vanguard Group, Inc. BUY 83.72 Ordinary 713 713 13-May-2020 The Vanguard Group, Inc. SELL 83.72 Ordinary (11,001) (11,001) 14-May-2020 The Vanguard Group, Inc. SELL 83.74 Ordinary (5,182) (5,182) 14-May-2020 The Vanguard Group, Inc. SELL 83.74 Ordinary (1,321) (1,321) 15-May-2020 The Vanguard Group, Inc. SELL 84.28 Ordinary (524) (524) 15-May-2020 The Vanguard Group, Inc. BUY 85.36 Ordinary 712 712 15-May-2020 The Vanguard Group, Inc. SELL 84.28 Ordinary (5,589) (5,589) 20-May-2020 The Vanguard Group, Inc. SELL 93.50 Ordinary (711) (711) 21-May-2020 The Vanguard Group, Inc. BUY 95.80 Ordinary 3,311 3,311 21-May-2020 The Vanguard Group, Inc. BUY 93.19 Ordinary 714 714 22-May-2020 The Vanguard Group, Inc. SELL 92.88 Ordinary (1,090) (1,090) 22-May-2020 The Vanguard Group, Inc. BUY 91.33 Ordinary 2,033 2,033 27-May-2020 The Vanguard Group, Inc. BUY 91.52 Ordinary 277 277 28-May-2020 The Vanguard Group, Inc. BUY 92.88 Ordinary 4,140 4,140 29-May-2020 The Vanguard Group, Inc. SELL 93.71 Ordinary (1,602) (1,602) 29-May-2020 The Vanguard Group, Inc. SELL 93.71 Ordinary (1,911) (1,911) 29-May-2020 The Vanguard Group, Inc. BUY 93.40 Ordinary 133 133 29-May-2020 The Vanguard Group, Inc. BUY 93.68 Ordinary 2,662 2,662 1-Jun-2020 The Vanguard Group, Inc. BUY 97.48 Ordinary 1,725 1,725 2-Jun-2020 The Vanguard Group, Inc. BUY 96.42 Ordinary 2,114 2,114 2-Jun-2020 The Vanguard Group, Inc. BUY 97.28 Ordinary 5,175 5,175 2-Jun-2020 The Vanguard Group, Inc. BUY 96.97 Ordinary 8,105 8,105 3-Jun-2020 The Vanguard Group, Inc. SELL 97.97 Ordinary (24,923) (24,923) 3-Jun-2020 The Vanguard Group, Inc. BUY 97.42 Ordinary 153 153 4-Jun-2020 The Vanguard Group, Inc. BUY 98.19 Ordinary 1,725 1,725 4-Jun-2020 The Vanguard Group, Inc. SELL 98.28 Ordinary (10,655) (10,655) 5-Jun-2020 The Vanguard Group, Inc. SELL 98.26 Ordinary (16,620) (16,620) 5-Jun-2020 The Vanguard Group, Inc. BUY 98.60 Ordinary 296 296 5-Jun-2020 The Vanguard Group, Inc. BUY 98.00 Ordinary 227 227 9-Jun-2020 The Vanguard Group, Inc. SELL 101.03 Ordinary (1,602) (1,602) 9-Jun-2020 The Vanguard Group, Inc. SELL 101.39 Ordinary (4,040) (4,040) 9-Jun-2020 The Vanguard Group, Inc. SELL 101.73 Ordinary (23,378) (23,378) 9-Jun-2020 The Vanguard Group, Inc. SELL 101.73 Ordinary (133) (133) 9-Jun-2020 The Vanguard Group, Inc. BUY 101.37 Ordinary 715 715 10-Jun-2020 The Vanguard Group, Inc. SELL 99.72 Ordinary (15,431) (15,431) 10-Jun-2020 The Vanguard Group, Inc. SELL 100.48 Ordinary (10,476) (10,476) 11-Jun-2020 The Vanguard Group, Inc. SELL 94.56 Ordinary (1,616) (1,616) 11-Jun-2020 The Vanguard Group, Inc. SELL 94.56 Ordinary (4,040) (4,040) 11-Jun-2020 The Vanguard Group, Inc. SELL 94.56 Ordinary (2,424) (2,424) 11-Jun-2020 The Vanguard Group, Inc. BUY 94.56 Ordinary 1,725 1,725 11-Jun-2020 The Vanguard Group, Inc. SELL 99.17 Ordinary (6,946) (6,946) 11-Jun-2020 The Vanguard Group, Inc. SELL 98.86 Ordinary (10,562) (10,562) 12-Jun-2020 The Vanguard Group, Inc. SELL 97.00 Ordinary (5,694) (5,694) 15-Jun-2020 The Vanguard Group, Inc. SELL 100.22 Ordinary (2,424) (2,424) 16-Jun-2020 The Vanguard Group, Inc. SELL 98.66 Ordinary (2,087) (2,087) 17-Jun-2020 The Vanguard Group, Inc. BUY 98.87 Ordinary 5,551 5,551 19-Jun-2020 The Vanguard Group, Inc. SELL 96.28 Ordinary (1,391) (1,391) 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (7,145) (7,145) 19-Jun-2020 The Vanguard Group, Inc. SELL 95.50 Ordinary (1,869) (1,869) 19-Jun-2020 The Vanguard Group, Inc. BUY 96.28 Ordinary 1,176 1,176 19-Jun-2020 The Vanguard Group, Inc. SELL 95.50 Ordinary (882) (882) 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (4,859) (4,859) 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (52,984) (52,984) 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (2,951) (2,951) 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (1,735) (1,735) 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (212) (212) 19-Jun-2020 The Vanguard Group, Inc. BUY 96.28 Ordinary 585 585 Page 3 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 19-Jun-2020 The Vanguard Group, Inc. BUY 96.28 Ordinary 3 3 19-Jun-2020 The Vanguard Group, Inc. SELL 96.22 Ordinary (204) (204) 19-Jun-2020 The Vanguard Group, Inc. BUY 96.28 Ordinary 1,202 1,202 22-Jun-2020 The Vanguard Group, Inc. BUY 96.70 Ordinary 304 304 22-Jun-2020 The Vanguard Group, Inc. SELL 95.25 Ordinary (557) (557) 23-Jun-2020 The Vanguard Group, Inc. BUY 98.05 Ordinary 247 247 24-Jun-2020 The Vanguard Group, Inc. SELL 96.49 Ordinary (2,630) (2,630) 24-Jun-2020 The Vanguard Group, Inc. SELL 96.49 Ordinary (789) (789) 24-Jun-2020 The Vanguard Group, Inc. SELL 96.49 Ordinary (2,424) (2,424) 24-Jun-2020 The Vanguard Group, Inc. SELL 98.37 Ordinary (11,472) (11,472) 24-Jun-2020 The Vanguard Group, Inc. SELL 96.49 Ordinary (814) (814) 24-Jun-2020 The Vanguard Group, Inc. BUY 98.68 Ordinary 189 189 25-Jun-2020 The Vanguard Group, Inc. SELL 97.70 Ordinary (13,300) (13,300) 25-Jun-2020 The Vanguard Group, Inc. SELL 97.06 Ordinary (609) (609) 26-Jun-2020 The Vanguard Group, Inc. SELL 97.50 Ordinary (1,469) (1,469) 29-Jun-2020 The Vanguard Group, Inc. BUY 97.27 Ordinary 382 382 30-Jun-2020 The Vanguard Group, Inc. SELL 99.22 Ordinary (2,020) (2,020) 30-Jun-2020 The Vanguard Group, Inc. BUY 97.96 Ordinary 8,647 8,647 30-Jun-2020 The Vanguard Group, Inc. SELL 97.96 Ordinary (15) (15) 1-Jul-2020 The Vanguard Group, Inc. BUY 97.15 Ordinary 191 191 1-Jul-2020 The Vanguard Group, Inc. BUY 98.16 Ordinary 819 819 2-Jul-2020 The Vanguard Group, Inc. BUY 97.48 Ordinary 371 371 2-Jul-2020 The Vanguard Group, Inc. BUY 97.81 Ordinary 152 152 6-Jul-2020 The Vanguard Group, Inc. BUY 95.55 Ordinary 740 740 6-Jul-2020 The Vanguard Group, Inc. BUY 95.45 Ordinary 304 304 7-Jul-2020 The Vanguard Group, Inc. SELL 96.18 Ordinary (9,088) (9,088) 7-Jul-2020 The Vanguard Group, Inc. BUY 96.29 Ordinary 151 151 7-Jul-2020 The Vanguard Group, Inc. BUY 96.14 Ordinary 219 219 8-Jul-2020 The Vanguard Group, Inc. SELL 96.30 Ordinary (130) (130) 8-Jul-2020 The Vanguard Group, Inc. BUY 95.54 Ordinary 152 152 8-Jul-2020 The Vanguard Group, Inc. BUY 95.54 Ordinary 390 390 9-Jul-2020 The Vanguard Group, Inc. BUY 97.29 Ordinary 3,861 3,861 9-Jul-2020 The Vanguard Group, Inc. BUY 98.34 Ordinary 446 446 9-Jul-2020 The Vanguard Group, Inc. BUY 97.29 Ordinary 842 842 10-Jul-2020 The Vanguard Group, Inc. BUY 97.99 Ordinary 147 147 14-Jul-2020 The Vanguard Group, Inc. SELL 101.25 Ordinary (18,050) (18,050) 14-Jul-2020 The Vanguard Group, Inc. SELL 101.25 Ordinary (4,221) (4,221) 14-Jul-2020 The Vanguard Group, Inc. BUY 99.84 Ordinary 1,347 1,347 15-Jul-2020 The Vanguard Group, Inc. SELL 105.21 Ordinary (4,320) (4,320) 15-Jul-2020 The Vanguard Group, Inc. SELL 105.21 Ordinary (1,440) (1,440) 16-Jul-2020 The Vanguard Group, Inc. BUY 104.45 Ordinary 2,836 2,836 16-Jul-2020 The Vanguard Group, Inc. SELL 104.45 Ordinary (113) (113) 17-Jul-2020 The Vanguard Group, Inc. SELL 104.97 Ordinary (5,427) (5,427) 21-Jul-2020 The Vanguard Group, Inc. BUY 105.77 Ordinary 1,998 1,998 22-Jul-2020 The Vanguard Group, Inc. SELL 104.20 Ordinary (5,452) (5,452) 23-Jul-2020 The Vanguard Group, Inc. SELL 103.58 Ordinary (5,374) (5,374) 24-Jul-2020 The Vanguard Group, Inc. SELL 103.11 Ordinary (5,377) (5,377) 28-Jul-2020 The Vanguard Group, Inc. SELL 105.54 Ordinary (6,025) (6,025) 29-Jul-2020 The Vanguard Group, Inc. BUY 103.97 Ordinary 3,863 3,863 30-Jul-2020 The Vanguard Group, Inc. BUY 104.50 Ordinary 380 380 30-Jul-2020 The Vanguard Group, Inc. BUY 104.50 Ordinary 118 118 31-Jul-2020 The Vanguard Group, Inc. BUY 102.22 Ordinary 4,182 4,182 31-Jul-2020 The Vanguard Group, Inc. SELL 102.22 Ordinary (5,400) (5,400) 31-Jul-2020 The Vanguard Group, Inc. BUY 102.00 Ordinary 147 147 31-Jul-2020 The Vanguard Group, Inc. BUY 102.00 Ordinary 354 354 3-Aug-2020 The Vanguard Group, Inc. BUY 103.00 Ordinary 2,136 2,136 3-Aug-2020 The Vanguard Group, Inc. BUY 102.10 Ordinary 878 878 3-Aug-2020 The Vanguard Group, Inc. BUY 102.10 Ordinary 362 362 4-Aug-2020 The Vanguard Group, Inc. BUY 104.75 Ordinary 342 342 4-Aug-2020 The Vanguard Group, Inc. BUY 105.10 Ordinary 150 150 5-Aug-2020 The Vanguard Group, Inc. SELL 104.10 Ordinary (241) (241) 5-Aug-2020 The Vanguard Group, Inc. BUY 103.99 Ordinary 207 207 11-Aug-2020 The Vanguard Group, Inc. BUY 103.20 Ordinary 4,416 4,416 11-Aug-2020 The Vanguard Group, Inc. BUY 101.90 Ordinary 1,115 1,115 11-Aug-2020 The Vanguard Group, Inc. BUY 102.79 Ordinary 3,921 3,921 12-Aug-2020 The Vanguard Group, Inc. BUY 101.40 Ordinary 148 148 13-Aug-2020 The Vanguard Group, Inc. SELL 101.68 Ordinary (1,315) (1,315) 13-Aug-2020 The Vanguard Group, Inc. SELL 101.68 Ordinary (1,432) (1,432) Page 4 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-Aug-2020 The Vanguard Group, Inc. BUY 101.51 Ordinary 152 152 13-Aug-2020 The Vanguard Group, Inc. BUY 101.51 Ordinary 376 376 17-Aug-2020 The Vanguard Group, Inc. BUY 100.97 Ordinary 3,636 3,636 17-Aug-2020 The Vanguard Group, Inc. BUY 100.97 Ordinary 4,848 4,848 17-Aug-2020 The Vanguard Group, Inc. BUY 100.97 Ordinary 1,480 1,480 18-Aug-2020 The Vanguard Group, Inc. SELL 102.04 Ordinary (14,845) (14,845) 18-Aug-2020 The Vanguard Group, Inc. BUY 102.04 Ordinary 888 888 18-Aug-2020 The Vanguard Group, Inc. BUY 102.04 Ordinary 14,845 14,845 18-Aug-2020 The Vanguard Group, Inc. BUY 101.99 Ordinary 3,224 3,224 19-Aug-2020 The Vanguard Group, Inc. SELL 102.63 Ordinary (175) (175) 20-Aug-2020 The Vanguard Group, Inc. BUY 101.88 Ordinary 384 384 20-Aug-2020 The Vanguard Group, Inc. BUY 101.88 Ordinary 518 518 20-Aug-2020 The Vanguard Group, Inc. SELL 100.57 Ordinary (2,378) (2,378) 21-Aug-2020 The Vanguard Group, Inc. BUY 100.71 Ordinary 152 152 21-Aug-2020 The Vanguard Group, Inc. SELL 100.71 Ordinary (793) (793) 25-Aug-2020 The Vanguard Group, Inc. BUY 101.68 Ordinary 1,041 1,041 26-Aug-2020 The Vanguard Group, Inc. BUY 100.07 Ordinary 223 223 27-Aug-2020 The Vanguard Group, Inc. BUY 100.20 Ordinary 2,020 2,020 27-Aug-2020 The Vanguard Group, Inc. BUY 100.20 Ordinary 1,554 1,554 28-Aug-2020 The Vanguard Group, Inc. BUY 97.88 Ordinary 152 152 31-Aug-2020 The Vanguard Group, Inc. BUY 97.57 Ordinary 450 450 31-Aug-2020 The Vanguard Group, Inc. SELL 98.02 Ordinary (1,140) (1,140) 31-Aug-2020 The Vanguard Group, Inc. BUY 98.03 Ordinary 463 463 1-Sep-2020 The Vanguard Group, Inc. SELL 98.15 Ordinary (148,497) (148,497) 1-Sep-2020 The Vanguard Group, Inc. BUY 98.15 Ordinary 148,497 148,497 2-Sep-2020 The Vanguard Group, Inc. BUY 100.05 Ordinary 740 740 2-Sep-2020 The Vanguard Group, Inc. SELL 99.00 Ordinary (193) (193) 2-Sep-2020 The Vanguard Group, Inc. BUY 98.99 Ordinary 4,055 4,055 3-Sep-2020 The Vanguard Group, Inc. BUY 95.68 Ordinary 740 740 3-Sep-2020 The Vanguard Group, Inc. BUY 98.31 Ordinary 147 147 3-Sep-2020 The Vanguard Group, Inc. BUY 98.31 Ordinary 559 559 3-Sep-2020 The Vanguard Group, Inc. BUY 99.41 Ordinary 3,007 3,007 4-Sep-2020 The Vanguard Group, Inc. BUY 94.97 Ordinary 740 740 4-Sep-2020 The Vanguard Group, Inc. BUY 96.05 Ordinary 4,588 4,588 4-Sep-2020 The Vanguard Group, Inc. SELL 95.58 Ordinary (2,588) (2,588) 8-Sep-2020 The Vanguard Group, Inc. BUY 99.28 Ordinary 3,491 3,491 8-Sep-2020 The Vanguard Group, Inc. BUY 99.28 Ordinary 113 113 8-Sep-2020 The Vanguard Group, Inc. SELL 99.28 Ordinary (1,811) (1,811) 9-Sep-2020 The Vanguard Group, Inc. BUY 99.08 Ordinary 147 147 10-Sep-2020 The Vanguard Group, Inc. BUY 100.86 Ordinary 4,356 4,356 10-Sep-2020 The Vanguard Group, Inc. SELL 100.45 Ordinary (3,947) (3,947) 11-Sep-2020 The Vanguard Group, Inc. BUY 99.28 Ordinary 1,110 1,110 11-Sep-2020 The Vanguard Group, Inc. BUY 99.86 Ordinary 496 496 14-Sep-2020 The Vanguard Group, Inc. SELL 103.73 Ordinary (4,958) (4,958) 15-Sep-2020 The Vanguard Group, Inc. SELL 102.13 Ordinary (3,578) (3,578) 16-Sep-2020 The Vanguard Group, Inc. BUY 102.42 Ordinary 450 450 17-Sep-2020 The Vanguard Group, Inc. SELL 99.31 Ordinary (7,073) (7,073) 17-Sep-2020 The Vanguard Group, Inc. BUY 99.31 Ordinary 147 147 17-Sep-2020 The Vanguard Group, Inc. BUY 99.31 Ordinary 113 113 18-Sep-2020 The Vanguard Group, Inc. SELL 100.57 Ordinary (1,327) (1,327) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (5,076) (5,076) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.57 Ordinary (2,899) (2,899) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (70,111) (70,111) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (2,274) (2,274) 18-Sep-2020 The Vanguard Group, Inc. BUY 99.52 Ordinary 225 225 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (395) (395) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (1,766) (1,766) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (2,166) (2,166) 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (872) (872) 18-Sep-2020 The Vanguard Group, Inc. BUY 100.57 Ordinary 377 377 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (192) (192) 18-Sep-2020 The Vanguard Group, Inc. BUY 100.57 Ordinary 13 13 18-Sep-2020 The Vanguard Group, Inc. SELL 100.76 Ordinary (132) (132) 22-Sep-2020 The Vanguard Group, Inc. BUY 97.95 Ordinary 448 448 23-Sep-2020 The Vanguard Group, Inc. SELL 97.90 Ordinary (229) (229) 23-Sep-2020 The Vanguard Group, Inc. BUY 97.50 Ordinary 149 149 24-Sep-2020 The Vanguard Group, Inc. SELL 97.19 Ordinary (7,218) (7,218) 24-Sep-2020 The Vanguard Group, Inc. BUY 97.19 Ordinary 407 407 Page 5 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 24-Sep-2020 The Vanguard Group, Inc. SELL 96.26 Ordinary (3,721) (3,721) 29-Sep-2020 The Vanguard Group, Inc. SELL 95.06 Ordinary (150,340) (150,340) 29-Sep-2020 The Vanguard Group, Inc. BUY 95.06 Ordinary 150,340 150,340 29-Sep-2020 The Vanguard Group, Inc. SELL 95.82 Ordinary (2,238) (2,238) 30-Sep-2020 The Vanguard Group, Inc. BUY 94.32 Ordinary 182 182 30-Sep-2020 The Vanguard Group, Inc. BUY 94.32 Ordinary 477 477 30-Sep-2020 The Vanguard Group, Inc. SELL 94.32 Ordinary (169) (169) 2-Oct-2020 The Vanguard Group, Inc. BUY 94.07 Ordinary 2,370 2,370 2-Oct-2020 The Vanguard Group, Inc. BUY 93.60 Ordinary 113 113 5-Oct-2020 The Vanguard Group, Inc. BUY 95.70 Ordinary 1,410 1,410 6-Oct-2020 The Vanguard Group, Inc. BUY 95.12 Ordinary 224 224 6-Oct-2020 The Vanguard Group, Inc. BUY 96.02 Ordinary 165 165 7-Oct-2020 The Vanguard Group, Inc. BUY 96.07 Ordinary 1,130 1,130 7-Oct-2020 The Vanguard Group, Inc. SELL 96.07 Ordinary (1,032) (1,032) 9-Oct-2020 The Vanguard Group, Inc. BUY 97.68 Ordinary 1,280 1,280 9-Oct-2020 The Vanguard Group, Inc. BUY 97.68 Ordinary 5,135 5,135 9-Oct-2020 The Vanguard Group, Inc. BUY 97.78 Ordinary 6,747 6,747 9-Oct-2020 The Vanguard Group, Inc. BUY 97.68 Ordinary 1,975 1,975 9-Oct-2020 The Vanguard Group, Inc. BUY 97.68 Ordinary 2,220 2,220 12-Oct-2020 The Vanguard Group, Inc. BUY 96.64 Ordinary 7,041 7,041 13-Oct-2020 The Vanguard Group, Inc. BUY 96.55 Ordinary 165 165 13-Oct-2020 The Vanguard Group, Inc. SELL 96.55 Ordinary (4,307) (4,307) 14-Oct-2020 The Vanguard Group, Inc. SELL 96.10 Ordinary (233) (233) 14-Oct-2020 The Vanguard Group, Inc. SELL 95.33 Ordinary (3,682) (3,682) 14-Oct-2020 The Vanguard Group, Inc. BUY 95.33 Ordinary 287 287 16-Oct-2020 The Vanguard Group, Inc. BUY 95.45 Ordinary 64 64 19-Oct-2020 The Vanguard Group, Inc. BUY 95.56 Ordinary 330 330 21-Oct-2020 The Vanguard Group, Inc. SELL 95.30 Ordinary (3,102) (3,102) 21-Oct-2020 The Vanguard Group, Inc. BUY 95.30 Ordinary 924 924 22-Oct-2020 The Vanguard Group, Inc. SELL 94.82 Ordinary (1,996) (1,996) 22-Oct-2020 The Vanguard Group, Inc. SELL 94.82 Ordinary (2,848) (2,848) 22-Oct-2020 The Vanguard Group, Inc. BUY 96.22 Ordinary 190 190 23-Oct-2020 The Vanguard Group, Inc. SELL 95.40 Ordinary (502) (502) 26-Oct-2020 The Vanguard Group, Inc. BUY 95.00 Ordinary 2,388 2,388 27-Oct-2020 The Vanguard Group, Inc. BUY 92.30 Ordinary 1,410 1,410 28-Oct-2020 The Vanguard Group, Inc. SELL 92.06 Ordinary (107) (107) 28-Oct-2020 The Vanguard Group, Inc. BUY 90.03 Ordinary 448 448 29-Oct-2020 The Vanguard Group, Inc. BUY 91.29 Ordinary 224 224 30-Oct-2020 The Vanguard Group, Inc. BUY 92.43 Ordinary 1,980 1,980 30-Oct-2020 The Vanguard Group, Inc. BUY 92.43 Ordinary 627 627 2-Nov-2020 The Vanguard Group, Inc. BUY 92.50 Ordinary 1,980 1,980 2-Nov-2020 The Vanguard Group, Inc. BUY 92.50 Ordinary 190 190 3-Nov-2020 The Vanguard Group, Inc. BUY 95.50 Ordinary 672 672 3-Nov-2020 The Vanguard Group, Inc. SELL 94.79 Ordinary (258) (258) 5-Nov-2020 The Vanguard Group, Inc. BUY 91.95 Ordinary 5,003 5,003 5-Nov-2020 The Vanguard Group, Inc. BUY 91.95 Ordinary 24 24 6-Nov-2020 The Vanguard Group, Inc. BUY 93.40 Ordinary 165 165 6-Nov-2020 The Vanguard Group, Inc. BUY 93.40 Ordinary 436 436 10-Nov-2020 The Vanguard Group, Inc. SELL 95.44 Ordinary (1,155) (1,155) 10-Nov-2020 The Vanguard Group, Inc. SELL 96.86 Ordinary (3,824) (3,824) 11-Nov-2020 The Vanguard Group, Inc. SELL 97.00 Ordinary (70) (70) 12-Nov-2020 The Vanguard Group, Inc. BUY 96.48 Ordinary 189 189 12-Nov-2020 The Vanguard Group, Inc. BUY 96.48 Ordinary 124 124 13-Nov-2020 The Vanguard Group, Inc. BUY 96.09 Ordinary 3,324 3,324 16-Nov-2020 The Vanguard Group, Inc. BUY 97.92 Ordinary 992 992 16-Nov-2020 The Vanguard Group, Inc. BUY 97.92 Ordinary 448 448 17-Nov-2020 The Vanguard Group, Inc. BUY 98.80 Ordinary 990 990 17-Nov-2020 The Vanguard Group, Inc. BUY 97.38 Ordinary 5,463 5,463 18-Nov-2020 The Vanguard Group, Inc. BUY 97.14 Ordinary 448 448 19-Nov-2020 The Vanguard Group, Inc. BUY 98.92 Ordinary 141 141 19-Nov-2020 The Vanguard Group, Inc. BUY 98.07 Ordinary 439 439 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 2,352 2,352 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 3,863 3,863 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 391 391 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 3,047 3,047 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 756 756 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 122 122 20-Nov-2020 The Vanguard Group, Inc. BUY 99.45 Ordinary 17 17 Page 6 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 20-Nov-2020 The Vanguard Group, Inc. BUY 98.92 Ordinary 362 362 24-Nov-2020 The Vanguard Group, Inc. BUY 103.13 Ordinary 190 190 25-Nov-2020 The Vanguard Group, Inc. BUY 104.28 Ordinary 165 165 25-Nov-2020 The Vanguard Group, Inc. BUY 104.28 Ordinary 505 505 26-Nov-2020 The Vanguard Group, Inc. BUY 102.86 Ordinary 1,412 1,412 27-Nov-2020 The Vanguard Group, Inc. SELL 102.00 Ordinary (29,215) (29,215) 30-Nov-2020 The Vanguard Group, Inc. BUY 101.40 Ordinary 138 138 30-Nov-2020 The Vanguard Group, Inc. BUY 101.40 Ordinary 189 189 30-Nov-2020 The Vanguard Group, Inc. SELL 101.77 Ordinary (1,915) (1,915) 1-Dec-2020 The Vanguard Group, Inc. BUY 102.95 Ordinary 165 165 1-Dec-2020 The Vanguard Group, Inc. BUY 102.95 Ordinary 330 330 1-Dec-2020 The Vanguard Group, Inc. BUY 102.95 Ordinary 343 343 1-Dec-2020 The Vanguard Group, Inc. BUY 101.90 Ordinary 816 816 2-Dec-2020 The Vanguard Group, Inc. BUY 104.99 Ordinary 488 488 2-Dec-2020 The Vanguard Group, Inc. BUY 104.99 Ordinary 2,984 2,984 3-Dec-2020 The Vanguard Group, Inc. BUY 112.13 Ordinary 2,520 2,520 4-Dec-2020 The Vanguard Group, Inc. BUY 113.20 Ordinary 190 190 7-Dec-2020 The Vanguard Group, Inc. BUY 116.04 Ordinary 452 452 7-Dec-2020 The Vanguard Group, Inc. BUY 116.04 Ordinary 678 678 7-Dec-2020 The Vanguard Group, Inc. BUY 115.98 Ordinary 706 706 7-Dec-2020 The Vanguard Group, Inc. BUY 115.98 Ordinary 385 385 8-Dec-2020 The Vanguard Group, Inc. BUY 115.53 Ordinary 372 372 8-Dec-2020 The Vanguard Group, Inc. BUY 115.53 Ordinary 3,150 3,150 8-Dec-2020 The Vanguard Group, Inc. BUY 115.02 Ordinary 393 393 9-Dec-2020 The Vanguard Group, Inc. BUY 114.62 Ordinary 1,050 1,050 10-Dec-2020 The Vanguard Group, Inc. BUY 115.14 Ordinary 524 524 10-Dec-2020 The Vanguard Group, Inc. SELL 115.45 Ordinary (219) (219) 11-Dec-2020 The Vanguard Group, Inc. BUY 116.13 Ordinary 786 786 11-Dec-2020 The Vanguard Group, Inc. SELL 116.13 Ordinary (8,891) (8,891) 11-Dec-2020 The Vanguard Group, Inc. BUY 116.13 Ordinary 678 678 14-Dec-2020 The Vanguard Group, Inc. BUY 113.94 Ordinary 300 300 14-Dec-2020 The Vanguard Group, Inc. SELL 116.20 Ordinary (1,782) (1,782) 15-Dec-2020 The Vanguard Group, Inc. BUY 113.31 Ordinary 2,450 2,450 16-Dec-2020 The Vanguard Group, Inc. BUY 114.37 Ordinary 706 706 16-Dec-2020 The Vanguard Group, Inc. BUY 114.37 Ordinary 191 191 17-Dec-2020 The Vanguard Group, Inc. SELL 114.47 Ordinary (2,795) (2,795) 18-Dec-2020 The Vanguard Group, Inc. BUY 117.46 Ordinary 1,008 1,008 18-Dec-2020 The Vanguard Group, Inc. BUY 117.46 Ordinary 252 252 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (4,261) (4,261) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (1,243) (1,243) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (17,442) (17,442) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (58,637) (58,637) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (4,287) (4,287) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (374) (374) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (4,142) (4,142) 18-Dec-2020 The Vanguard Group, Inc. BUY 117.53 Ordinary 703 703 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (257) (257) 18-Dec-2020 The Vanguard Group, Inc. SELL 117.51 Ordinary (198) (198) 18-Dec-2020 The Vanguard Group, Inc. BUY 117.53 Ordinary 3,483 3,483 18-Dec-2020 The Vanguard Group, Inc. BUY 117.53 Ordinary 366 366 21-Dec-2020 The Vanguard Group, Inc. SELL 118.60 Ordinary (7,078) (7,078) 21-Dec-2020 The Vanguard Group, Inc. BUY 118.60 Ordinary 703 703 21-Dec-2020 The Vanguard Group, Inc. BUY 117.55 Ordinary 395 395 22-Dec-2020 The Vanguard Group, Inc. BUY 115.66 Ordinary 1,004 1,004 22-Dec-2020 The Vanguard Group, Inc. BUY 117.47 Ordinary 3,377 3,377 22-Dec-2020 The Vanguard Group, Inc. BUY 115.66 Ordinary 1,645 1,645 22-Dec-2020 The Vanguard Group, Inc. SELL 117.47 Ordinary (100) (100) 23-Dec-2020 The Vanguard Group, Inc. SELL 114.85 Ordinary (134) (134) 23-Dec-2020 The Vanguard Group, Inc. BUY 114.85 Ordinary 4,359 4,359 24-Dec-2020 The Vanguard Group, Inc. BUY 116.25 Ordinary 6,319 6,319 24-Dec-2020 The Vanguard Group, Inc. BUY 115.35 Ordinary 161 161 24-Dec-2020 The Vanguard Group, Inc. BUY 115.35 Ordinary 701 701 29-Dec-2020 The Vanguard Group, Inc. BUY 114.68 Ordinary 434 434 30-Dec-2020 The Vanguard Group, Inc. BUY 115.45 Ordinary 217 217 30-Dec-2020 The Vanguard Group, Inc. BUY 115.78 Ordinary 3,069 3,069 30-Dec-2020 The Vanguard Group, Inc. BUY 115.78 Ordinary 322 322 30-Dec-2020 The Vanguard Group, Inc. SELL 115.78 Ordinary (143) (143) 30-Dec-2020 The Vanguard Group, Inc. SELL 115.78 Ordinary (4,214) (4,214) Page 7 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 31-Dec-2020 The Vanguard Group, Inc. SELL 114.07 Ordinary (5,244) (5,244) 31-Dec-2020 The Vanguard Group, Inc. BUY 113.83 Ordinary 458 458 31-Dec-2020 The Vanguard Group, Inc. BUY 114.07 Ordinary 5,244 5,244 4-Jan-2021 The Vanguard Group, Inc. BUY 114.50 Ordinary 1,424 1,424 5-Jan-2021 The Vanguard Group, Inc. BUY 118.15 Ordinary 1,506 1,506 5-Jan-2021 The Vanguard Group, Inc. BUY 118.15 Ordinary 715 715 5-Jan-2021 The Vanguard Group, Inc. BUY 118.15 Ordinary 858 858 5-Jan-2021 The Vanguard Group, Inc. SELL 117.32 Ordinary (237) (237) 5-Jan-2021 The Vanguard Group, Inc. BUY 117.79 Ordinary 704 704 6-Jan-2021 The Vanguard Group, Inc. BUY 116.68 Ordinary 1,316 1,316 6-Jan-2021 The Vanguard Group, Inc. SELL 118.23 Ordinary (76) (76) 6-Jan-2021 The Vanguard Group, Inc. BUY 115.75 Ordinary 161 161 6-Jan-2021 The Vanguard Group, Inc. SELL 115.75 Ordinary (35) (35) 7-Jan-2021 The Vanguard Group, Inc. BUY 126.73 Ordinary 6,275 6,275 7-Jan-2021 The Vanguard Group, Inc. BUY 126.73 Ordinary 572 572 7-Jan-2021 The Vanguard Group, Inc. BUY 126.73 Ordinary 5,922 5,922 7-Jan-2021 The Vanguard Group, Inc. BUY 118.70 Ordinary 1,843 1,843 7-Jan-2021 The Vanguard Group, Inc. BUY 125.66 Ordinary 192 192 8-Jan-2021 The Vanguard Group, Inc. BUY 124.14 Ordinary 3,765 3,765 8-Jan-2021 The Vanguard Group, Inc. BUY 124.14 Ordinary 1,144 1,144 8-Jan-2021 The Vanguard Group, Inc. BUY 124.14 Ordinary 4,752 4,752 8-Jan-2021 The Vanguard Group, Inc. BUY 124.01 Ordinary 1,771 1,771 8-Jan-2021 The Vanguard Group, Inc. BUY 124.01 Ordinary 450 450 8-Jan-2021 The Vanguard Group, Inc. SELL 126.69 Ordinary (20) (20) 8-Jan-2021 The Vanguard Group, Inc. BUY 124.01 Ordinary 1,790 1,790 11-Jan-2021 The Vanguard Group, Inc. BUY 122.40 Ordinary 705 705 11-Jan-2021 The Vanguard Group, Inc. SELL 122.40 Ordinary (133) (133) 12-Jan-2021 The Vanguard Group, Inc. BUY 121.38 Ordinary 987 987 12-Jan-2021 The Vanguard Group, Inc. BUY 121.38 Ordinary 2,632 2,632 12-Jan-2021 The Vanguard Group, Inc. BUY 121.41 Ordinary 161 161 12-Jan-2021 The Vanguard Group, Inc. BUY 121.41 Ordinary 92 92 12-Jan-2021 The Vanguard Group, Inc. BUY 122.62 Ordinary 726 726 13-Jan-2021 The Vanguard Group, Inc. BUY 120.87 Ordinary 715 715 13-Jan-2021 The Vanguard Group, Inc. BUY 120.87 Ordinary 2,772 2,772 13-Jan-2021 The Vanguard Group, Inc. BUY 120.87 Ordinary 651 651 13-Jan-2021 The Vanguard Group, Inc. BUY 120.87 Ordinary 651 651 13-Jan-2021 The Vanguard Group, Inc. BUY 120.74 Ordinary 161 161 13-Jan-2021 The Vanguard Group, Inc. BUY 120.74 Ordinary 658 658 13-Jan-2021 The Vanguard Group, Inc. BUY 122.18 Ordinary 367 367 14-Jan-2021 The Vanguard Group, Inc. BUY 119.27 Ordinary 753 753 14-Jan-2021 The Vanguard Group, Inc. BUY 119.27 Ordinary 572 572 14-Jan-2021 The Vanguard Group, Inc. BUY 119.27 Ordinary 434 434 14-Jan-2021 The Vanguard Group, Inc. BUY 119.66 Ordinary 192 192 14-Jan-2021 The Vanguard Group, Inc. SELL 119.66 Ordinary (367) (367) 15-Jan-2021 The Vanguard Group, Inc. BUY 120.24 Ordinary 1,085 1,085 18-Jan-2021 The Vanguard Group, Inc. BUY 118.79 Ordinary 704 704 18-Jan-2021 The Vanguard Group, Inc. BUY 118.40 Ordinary 2,827 2,827 19-Jan-2021 The Vanguard Group, Inc. BUY 119.63 Ordinary 161 161 19-Jan-2021 The Vanguard Group, Inc. SELL 119.63 Ordinary (126) (126) 19-Jan-2021 The Vanguard Group, Inc. SELL 119.63 Ordinary (34) (34) 19-Jan-2021 The Vanguard Group, Inc. BUY 119.63 Ordinary 8,761 8,761 21-Jan-2021 The Vanguard Group, Inc. BUY 121.66 Ordinary 1,584 1,584 21-Jan-2021 The Vanguard Group, Inc. BUY 121.66 Ordinary 2,961 2,961 22-Jan-2021 The Vanguard Group, Inc. SELL 121.03 Ordinary (55) (55) 22-Jan-2021 The Vanguard Group, Inc. BUY 121.03 Ordinary 1,078 1,078 22-Jan-2021 The Vanguard Group, Inc. BUY 119.32 Ordinary 322 322 22-Jan-2021 The Vanguard Group, Inc. BUY 119.32 Ordinary 1,408 1,408 22-Jan-2021 The Vanguard Group, Inc. BUY 119.32 Ordinary 4,316 4,316 22-Jan-2021 The Vanguard Group, Inc. BUY 121.03 Ordinary 220 220 25-Jan-2021 The Vanguard Group, Inc. BUY 121.98 Ordinary 3,564 3,564 25-Jan-2021 The Vanguard Group, Inc. BUY 121.77 Ordinary 375 375 27-Jan-2021 The Vanguard Group, Inc. BUY 118.24 Ordinary 2,486 2,486 27-Jan-2021 The Vanguard Group, Inc. BUY 117.05 Ordinary 704 704 27-Jan-2021 The Vanguard Group, Inc. BUY 117.05 Ordinary 598 598 28-Jan-2021 The Vanguard Group, Inc. BUY 114.28 Ordinary 2,376 2,376 28-Jan-2021 The Vanguard Group, Inc. SELL 115.11 Ordinary (126) (126) 28-Jan-2021 The Vanguard Group, Inc. BUY 114.28 Ordinary 651 651 28-Jan-2021 The Vanguard Group, Inc. BUY 114.28 Ordinary 434 434 Page 8 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 28-Jan-2021 The Vanguard Group, Inc. BUY 113.70 Ordinary 161 161 28-Jan-2021 The Vanguard Group, Inc. SELL 113.70 Ordinary (137) (137) 28-Jan-2021 The Vanguard Group, Inc. BUY 113.70 Ordinary 4,647 4,647 29-Jan-2021 The Vanguard Group, Inc. BUY 109.52 Ordinary 1,255 1,255 29-Jan-2021 The Vanguard Group, Inc. BUY 109.52 Ordinary 2,376 2,376 29-Jan-2021 The Vanguard Group, Inc. BUY 109.52 Ordinary 987 987 29-Jan-2021 The Vanguard Group, Inc. BUY 110.31 Ordinary 322 322 29-Jan-2021 The Vanguard Group, Inc. BUY 110.31 Ordinary 744 744 1-Feb-2021 The Vanguard Group, Inc. SELL 111.27 Ordinary (1,449) (1,449) 1-Feb-2021 The Vanguard Group, Inc. BUY 111.27 Ordinary 279 279 1-Feb-2021 The Vanguard Group, Inc. BUY 111.27 Ordinary 627 627 3-Feb-2021 The Vanguard Group, Inc. BUY 113.98 Ordinary 885 885 3-Feb-2021 The Vanguard Group, Inc. SELL 113.98 Ordinary (155) (155) 3-Feb-2021 The Vanguard Group, Inc. BUY 113.76 Ordinary 146 146 4-Feb-2021 The Vanguard Group, Inc. BUY 115.43 Ordinary 2,376 2,376 4-Feb-2021 The Vanguard Group, Inc. BUY 114.28 Ordinary 471 471 5-Feb-2021 The Vanguard Group, Inc. BUY 113.33 Ordinary 161 161 5-Feb-2021 The Vanguard Group, Inc. SELL 114.74 Ordinary (590) (590) 8-Feb-2021 The Vanguard Group, Inc. BUY 114.34 Ordinary 2,466 2,466 8-Feb-2021 The Vanguard Group, Inc. BUY 117.45 Ordinary 434 434 10-Feb-2021 The Vanguard Group, Inc. BUY 116.93 Ordinary 502 502 10-Feb-2021 The Vanguard Group, Inc. BUY 116.93 Ordinary 1,188 1,188 10-Feb-2021 The Vanguard Group, Inc. BUY 116.93 Ordinary 1,316 1,316 10-Feb-2021 The Vanguard Group, Inc. BUY 116.93 Ordinary 4,606 4,606 10-Feb-2021 The Vanguard Group, Inc. BUY 117.43 Ordinary 322 322 10-Feb-2021 The Vanguard Group, Inc. BUY 117.43 Ordinary 531 531 10-Feb-2021 The Vanguard Group, Inc. BUY 117.43 Ordinary 321 321 11-Feb-2021 The Vanguard Group, Inc. BUY 118.67 Ordinary 2,008 2,008 11-Feb-2021 The Vanguard Group, Inc. BUY 118.67 Ordinary 3,168 3,168 11-Feb-2021 The Vanguard Group, Inc. BUY 118.67 Ordinary 1,316 1,316 11-Feb-2021 The Vanguard Group, Inc. BUY 118.67 Ordinary 868 868 11-Feb-2021 The Vanguard Group, Inc. BUY 118.72 Ordinary 161 161 11-Feb-2021 The Vanguard Group, Inc. BUY 118.72 Ordinary 5,278 5,278 12-Feb-2021 The Vanguard Group, Inc. BUY 118.10 Ordinary 1,255 1,255 12-Feb-2021 The Vanguard Group, Inc. BUY 118.10 Ordinary 3,564 3,564 12-Feb-2021 The Vanguard Group, Inc. BUY 118.10 Ordinary 987 987 12-Feb-2021 The Vanguard Group, Inc. BUY 117.35 Ordinary 161 161 15-Feb-2021 The Vanguard Group, Inc. BUY 119.73 Ordinary 1,701 1,701 16-Feb-2021 The Vanguard Group, Inc. BUY 123.05 Ordinary 752 752 16-Feb-2021 The Vanguard Group, Inc. SELL 123.05 Ordinary (109) (109) 17-Feb-2021 The Vanguard Group, Inc. BUY 124.11 Ordinary 2,962 2,962 17-Feb-2021 The Vanguard Group, Inc. BUY 127.47 Ordinary 514 514 17-Feb-2021 The Vanguard Group, Inc. BUY 127.47 Ordinary 90 90 18-Feb-2021 The Vanguard Group, Inc. BUY 127.45 Ordinary 5,582 5,582 18-Feb-2021 The Vanguard Group, Inc. BUY 127.50 Ordinary 161 161 18-Feb-2021 The Vanguard Group, Inc. BUY 127.50 Ordinary 2,034 2,034 19-Feb-2021 The Vanguard Group, Inc. BUY 123.00 Ordinary 1,255 1,255 19-Feb-2021 The Vanguard Group, Inc. BUY 123.26 Ordinary 322 322 19-Feb-2021 The Vanguard Group, Inc. SELL 126.79 Ordinary (516) (516) 22-Feb-2021 The Vanguard Group, Inc. SELL 127.54 Ordinary (8,185) (8,185) 22-Feb-2021 The Vanguard Group, Inc. SELL 127.74 Ordinary (1,412) (1,412) 23-Feb-2021 The Vanguard Group, Inc. BUY 129.68 Ordinary 434 434 23-Feb-2021 The Vanguard Group, Inc. BUY 129.68 Ordinary 651 651 23-Feb-2021 The Vanguard Group, Inc. SELL 130.00 Ordinary (2,069) (2,069) 24-Feb-2021 The Vanguard Group, Inc. BUY 128.60 Ordinary 1,755 1,755 24-Feb-2021 The Vanguard Group, Inc. BUY 127.59 Ordinary 434 434 24-Feb-2021 The Vanguard Group, Inc. BUY 126.45 Ordinary 161 161 24-Feb-2021 The Vanguard Group, Inc. BUY 126.45 Ordinary 193 193 25-Feb-2021 The Vanguard Group, Inc. BUY 126.80 Ordinary 2,604 2,604 25-Feb-2021 The Vanguard Group, Inc. BUY 128.88 Ordinary 161 161 25-Feb-2021 The Vanguard Group, Inc. SELL 128.88 Ordinary (2,230) (2,230) 25-Feb-2021 The Vanguard Group, Inc. SELL 128.88 Ordinary (158) (158) 25-Feb-2021 The Vanguard Group, Inc. BUY 128.88 Ordinary 134 134 25-Feb-2021 The Vanguard Group, Inc. BUY 128.88 Ordinary 482 482 26-Feb-2021 The Vanguard Group, Inc. SELL 127.32 Ordinary (9) (9) 26-Feb-2021 The Vanguard Group, Inc. BUY 127.19 Ordinary 161 161 26-Feb-2021 The Vanguard Group, Inc. SELL 127.19 Ordinary (10,376) (10,376) 1-Mar-2021 The Vanguard Group, Inc. BUY 128.84 Ordinary 1,812 1,812 Page 9 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 1-Mar-2021 The Vanguard Group, Inc. BUY 128.84 Ordinary 434 434 1-Mar-2021 The Vanguard Group, Inc. BUY 127.70 Ordinary 805 805 1-Mar-2021 The Vanguard Group, Inc. BUY 127.70 Ordinary 192 192 2-Mar-2021 The Vanguard Group, Inc. BUY 127.18 Ordinary 161 161 2-Mar-2021 The Vanguard Group, Inc. BUY 127.18 Ordinary 138 138 2-Mar-2021 The Vanguard Group, Inc. BUY 128.59 Ordinary 296 296 3-Mar-2021 The Vanguard Group, Inc. SELL 129.46 Ordinary (123) (123) 3-Mar-2021 The Vanguard Group, Inc. BUY 129.75 Ordinary 771 771 3-Mar-2021 The Vanguard Group, Inc. BUY 129.75 Ordinary 475 475 3-Mar-2021 The Vanguard Group, Inc. BUY 129.75 Ordinary 2,184 2,184 3-Mar-2021 The Vanguard Group, Inc. BUY 129.75 Ordinary 320 320 3-Mar-2021 The Vanguard Group, Inc. BUY 129.46 Ordinary 558 558 3-Mar-2021 The Vanguard Group, Inc. BUY 129.46 Ordinary 794 794 4-Mar-2021 The Vanguard Group, Inc. BUY 121.21 Ordinary 434 434 4-Mar-2021 The Vanguard Group, Inc. BUY 121.67 Ordinary 152 152 4-Mar-2021 The Vanguard Group, Inc. BUY 123.97 Ordinary 2,962 2,962 5-Mar-2021 The Vanguard Group, Inc. BUY 118.94 Ordinary 223 223 5-Mar-2021 The Vanguard Group, Inc. BUY 117.68 Ordinary 161 161 8-Mar-2021 The Vanguard Group, Inc. BUY 121.62 Ordinary 434 434 8-Mar-2021 The Vanguard Group, Inc. SELL 121.11 Ordinary (17,321) (17,321) 9-Mar-2021 The Vanguard Group, Inc. BUY 121.77 Ordinary 1,004 1,004 9-Mar-2021 The Vanguard Group, Inc. BUY 121.77 Ordinary 906 906 9-Mar-2021 The Vanguard Group, Inc. BUY 121.77 Ordinary 3,290 3,290 9-Mar-2021 The Vanguard Group, Inc. BUY 121.21 Ordinary 386 386 9-Mar-2021 The Vanguard Group, Inc. BUY 122.56 Ordinary 3,387 3,387 9-Mar-2021 The Vanguard Group, Inc. BUY 121.21 Ordinary 281 281 10-Mar-2021 The Vanguard Group, Inc. BUY 115.26 Ordinary 755 755 10-Mar-2021 The Vanguard Group, Inc. BUY 114.49 Ordinary 483 483 10-Mar-2021 The Vanguard Group, Inc. BUY 118.78 Ordinary 2,645 2,645 11-Mar-2021 The Vanguard Group, Inc. BUY 116.48 Ordinary 1,757 1,757 11-Mar-2021 The Vanguard Group, Inc. BUY 116.48 Ordinary 1,963 1,963 11-Mar-2021 The Vanguard Group, Inc. BUY 115.70 Ordinary 152 152 12-Mar-2021 The Vanguard Group, Inc. BUY 116.65 Ordinary 3,671 3,671 12-Mar-2021 The Vanguard Group, Inc. BUY 116.65 Ordinary 422 422 15-Mar-2021 The Vanguard Group, Inc. BUY 114.13 Ordinary 223 223 16-Mar-2021 The Vanguard Group, Inc. BUY 114.19 Ordinary 9,982 9,982 16-Mar-2021 The Vanguard Group, Inc. BUY 112.45 Ordinary 434 434 16-Mar-2021 The Vanguard Group, Inc. BUY 112.86 Ordinary 161 161 16-Mar-2021 The Vanguard Group, Inc. BUY 112.86 Ordinary 579 579 17-Mar-2021 The Vanguard Group, Inc. BUY 111.98 Ordinary 1,057 1,057 17-Mar-2021 The Vanguard Group, Inc. SELL 111.79 Ordinary (709) (709) 17-Mar-2021 The Vanguard Group, Inc. SELL 111.79 Ordinary (3,997) (3,997) 17-Mar-2021 The Vanguard Group, Inc. SELL 111.79 Ordinary (47) (47) 18-Mar-2021 The Vanguard Group, Inc. SELL 110.80 Ordinary (585) (585) 18-Mar-2021 The Vanguard Group, Inc. BUY 110.80 Ordinary 388 388 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (10,306) (10,306) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (12,010) (12,010) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (83,133) (83,133) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (20,142) (20,142) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (5,417) (5,417) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (842) (842) 19-Mar-2021 The Vanguard Group, Inc. BUY 109.06 Ordinary 370 370 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (1,234) (1,234) 19-Mar-2021 The Vanguard Group, Inc. BUY 109.06 Ordinary 1,125 1,125 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (630) (630) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (244) (244) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (275) (275) 19-Mar-2021 The Vanguard Group, Inc. SELL 109.15 Ordinary (332) (332) 22-Mar-2021 The Vanguard Group, Inc. BUY 107.65 Ordinary 502 502 22-Mar-2021 The Vanguard Group, Inc. BUY 107.81 Ordinary 164 164 22-Mar-2021 The Vanguard Group, Inc. BUY 107.81 Ordinary 326 326 23-Mar-2021 The Vanguard Group, Inc. BUY 108.50 Ordinary 5,773 5,773 23-Mar-2021 The Vanguard Group, Inc. BUY 107.76 Ordinary 184 184 25-Mar-2021 The Vanguard Group, Inc. BUY 110.04 Ordinary 5,060 5,060 26-Mar-2021 The Vanguard Group, Inc. BUY 110.33 Ordinary 160 160 26-Mar-2021 The Vanguard Group, Inc. BUY 110.33 Ordinary 329 329 29-Mar-2021 The Vanguard Group, Inc. BUY 113.02 Ordinary 1,112 1,112 29-Mar-2021 The Vanguard Group, Inc. BUY 112.26 Ordinary 904 904 Page 10 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 30-Mar-2021 The Vanguard Group, Inc. BUY 111.04 Ordinary 8,516 8,516 30-Mar-2021 The Vanguard Group, Inc. BUY 111.04 Ordinary 7,828 7,828 30-Mar-2021 The Vanguard Group, Inc. BUY 109.60 Ordinary 554 554 30-Mar-2021 The Vanguard Group, Inc. BUY 109.60 Ordinary 184 184 31-Mar-2021 The Vanguard Group, Inc. BUY 111.42 Ordinary 6,785 6,785 31-Mar-2021 The Vanguard Group, Inc. BUY 111.27 Ordinary 3,990 3,990 31-Mar-2021 The Vanguard Group, Inc. BUY 110.75 Ordinary 282 282 31-Mar-2021 The Vanguard Group, Inc. SELL 110.75 Ordinary (11,767) (11,767) 1-Apr-2021 The Vanguard Group, Inc. BUY 112.19 Ordinary 7,238 7,238 5-Apr-2021 The Vanguard Group, Inc. BUY 113.88 Ordinary 621 621 6-Apr-2021 The Vanguard Group, Inc. BUY 112.36 Ordinary 2,500 2,500 6-Apr-2021 The Vanguard Group, Inc. BUY 114.14 Ordinary 3,674 3,674 6-Apr-2021 The Vanguard Group, Inc. BUY 112.36 Ordinary 2,793 2,793 6-Apr-2021 The Vanguard Group, Inc. BUY 112.12 Ordinary 238 238 7-Apr-2021 The Vanguard Group, Inc. BUY 112.84 Ordinary 41,039 41,039 7-Apr-2021 The Vanguard Group, Inc. BUY 112.84 Ordinary 9,174 9,174 7-Apr-2021 The Vanguard Group, Inc. BUY 113.44 Ordinary 160 160 7-Apr-2021 The Vanguard Group, Inc. BUY 113.44 Ordinary 159 159 7-Apr-2021 The Vanguard Group, Inc. BUY 113.44 Ordinary 182 182 8-Apr-2021 The Vanguard Group, Inc. BUY 115.13 Ordinary 4,497 4,497 8-Apr-2021 The Vanguard Group, Inc. SELL 115.88 Ordinary (28) (28) 8-Apr-2021 The Vanguard Group, Inc. BUY 115.13 Ordinary 315 315 9-Apr-2021 The Vanguard Group, Inc. BUY 115.71 Ordinary 3,192 3,192 9-Apr-2021 The Vanguard Group, Inc. BUY 115.71 Ordinary 888 888 9-Apr-2021 The Vanguard Group, Inc. BUY 115.50 Ordinary 2,091 2,091 9-Apr-2021 The Vanguard Group, Inc. BUY 115.50 Ordinary 233 233 12-Apr-2021 The Vanguard Group, Inc. BUY 114.88 Ordinary 357 357 13-Apr-2021 The Vanguard Group, Inc. BUY 115.37 Ordinary 2,757 2,757 13-Apr-2021 The Vanguard Group, Inc. BUY 114.05 Ordinary 2,394 2,394 13-Apr-2021 The Vanguard Group, Inc. BUY 113.53 Ordinary 160 160 13-Apr-2021 The Vanguard Group, Inc. BUY 113.53 Ordinary 1,680 1,680 13-Apr-2021 The Vanguard Group, Inc. BUY 113.53 Ordinary 183 183 14-Apr-2021 The Vanguard Group, Inc. BUY 113.72 Ordinary 1,750 1,750 14-Apr-2021 The Vanguard Group, Inc. BUY 113.72 Ordinary 2,394 2,394 14-Apr-2021 The Vanguard Group, Inc. BUY 113.72 Ordinary 414 414 14-Apr-2021 The Vanguard Group, Inc. SELL 114.33 Ordinary (152) (152) 15-Apr-2021 The Vanguard Group, Inc. BUY 118.13 Ordinary 278 278 15-Apr-2021 The Vanguard Group, Inc. BUY 118.13 Ordinary 1,292 1,292 15-Apr-2021 The Vanguard Group, Inc. BUY 115.60 Ordinary 8,453 8,453 15-Apr-2021 The Vanguard Group, Inc. BUY 118.13 Ordinary 621 621 15-Apr-2021 The Vanguard Group, Inc. BUY 115.60 Ordinary 834 834 15-Apr-2021 The Vanguard Group, Inc. BUY 115.60 Ordinary 549 549 16-Apr-2021 The Vanguard Group, Inc. BUY 118.88 Ordinary 38,364 38,364 16-Apr-2021 The Vanguard Group, Inc. BUY 118.88 Ordinary 493 493 16-Apr-2021 The Vanguard Group, Inc. BUY 118.88 Ordinary 337 337 16-Apr-2021 The Vanguard Group, Inc. BUY 118.88 Ordinary 13,524 13,524 16-Apr-2021 The Vanguard Group, Inc. BUY 118.88 Ordinary 470 470 19-Apr-2021 The Vanguard Group, Inc. BUY 120.58 Ordinary 1,112 1,112 19-Apr-2021 The Vanguard Group, Inc. BUY 119.86 Ordinary 4,932 4,932 19-Apr-2021 The Vanguard Group, Inc. BUY 120.58 Ordinary 4,010 4,010 19-Apr-2021 The Vanguard Group, Inc. BUY 120.85 Ordinary 160 160 19-Apr-2021 The Vanguard Group, Inc. SELL 120.85 Ordinary (211) (211) 20-Apr-2021 The Vanguard Group, Inc. BUY 121.03 Ordinary 1,981 1,981 20-Apr-2021 The Vanguard Group, Inc. BUY 118.69 Ordinary 414 414 20-Apr-2021 The Vanguard Group, Inc. BUY 120.20 Ordinary 732 732 20-Apr-2021 The Vanguard Group, Inc. BUY 120.20 Ordinary 384 384 21-Apr-2021 The Vanguard Group, Inc. BUY 120.09 Ordinary 237 237 21-Apr-2021 The Vanguard Group, Inc. SELL 118.98 Ordinary (57) (57) 21-Apr-2021 The Vanguard Group, Inc. BUY 118.91 Ordinary 17,575 17,575 21-Apr-2021 The Vanguard Group, Inc. BUY 120.97 Ordinary 414 414 21-Apr-2021 The Vanguard Group, Inc. BUY 120.09 Ordinary 151 151 21-Apr-2021 The Vanguard Group, Inc. BUY 120.09 Ordinary 3,565 3,565 22-Apr-2021 The Vanguard Group, Inc. BUY 119.98 Ordinary 556 556 22-Apr-2021 The Vanguard Group, Inc. BUY 120.53 Ordinary 49 49 22-Apr-2021 The Vanguard Group, Inc. BUY 120.34 Ordinary 748 748 23-Apr-2021 The Vanguard Group, Inc. BUY 121.15 Ordinary 9,343 9,343 23-Apr-2021 The Vanguard Group, Inc. BUY 121.53 Ordinary 414 414 23-Apr-2021 The Vanguard Group, Inc. BUY 121.15 Ordinary 2,157 2,157 Page 11 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 26-Apr-2021 The Vanguard Group, Inc. BUY 122.83 Ordinary 1,292 1,292 26-Apr-2021 The Vanguard Group, Inc. SELL 121.50 Ordinary (1,005) (1,005) 26-Apr-2021 The Vanguard Group, Inc. BUY 121.71 Ordinary 7,821 7,821 26-Apr-2021 The Vanguard Group, Inc. BUY 122.51 Ordinary 94 94 27-Apr-2021 The Vanguard Group, Inc. BUY 123.76 Ordinary 888 888 27-Apr-2021 The Vanguard Group, Inc. BUY 123.25 Ordinary 4,274 4,274 27-Apr-2021 The Vanguard Group, Inc. SELL 123.64 Ordinary (495) (495) 28-Apr-2021 The Vanguard Group, Inc. BUY 122.57 Ordinary 1,000 1,000 28-Apr-2021 The Vanguard Group, Inc. BUY 122.57 Ordinary 740 740 28-Apr-2021 The Vanguard Group, Inc. BUY 122.14 Ordinary 278 278 28-Apr-2021 The Vanguard Group, Inc. SELL 122.14 Ordinary (98) (98) 29-Apr-2021 The Vanguard Group, Inc. BUY 123.04 Ordinary 1,110 1,110 29-Apr-2021 The Vanguard Group, Inc. BUY 123.22 Ordinary 316 316 29-Apr-2021 The Vanguard Group, Inc. SELL 122.48 Ordinary (90) (90) 29-Apr-2021 The Vanguard Group, Inc. SELL 122.48 Ordinary (401) (401) 3-May-2021 The Vanguard Group, Inc. BUY 120.09 Ordinary 1,068 1,068 4-May-2021 The Vanguard Group, Inc. BUY 122.54 Ordinary 888 888 4-May-2021 The Vanguard Group, Inc. BUY 122.54 Ordinary 1,258 1,258 4-May-2021 The Vanguard Group, Inc. BUY 121.68 Ordinary 3,206 3,206 5-May-2021 The Vanguard Group, Inc. BUY 122.95 Ordinary 3,483 3,483 6-May-2021 The Vanguard Group, Inc. BUY 126.00 Ordinary 8,571 8,571 6-May-2021 The Vanguard Group, Inc. SELL 126.00 Ordinary (31) (31) 6-May-2021 The Vanguard Group, Inc. BUY 126.28 Ordinary 621 621 6-May-2021 The Vanguard Group, Inc. BUY 125.76 Ordinary 149 149 6-May-2021 The Vanguard Group, Inc. BUY 125.76 Ordinary 320 320 6-May-2021 The Vanguard Group, Inc. BUY 125.76 Ordinary 352 352 7-May-2021 The Vanguard Group, Inc. BUY 127.64 Ordinary 750 750 7-May-2021 The Vanguard Group, Inc. BUY 127.64 Ordinary 3,250 3,250 7-May-2021 The Vanguard Group, Inc. BUY 125.76 Ordinary 2,230 2,230 7-May-2021 The Vanguard Group, Inc. BUY 127.64 Ordinary 1,292 1,292 7-May-2021 The Vanguard Group, Inc. BUY 127.64 Ordinary 2,590 2,590 7-May-2021 The Vanguard Group, Inc. BUY 127.64 Ordinary 414 414 7-May-2021 The Vanguard Group, Inc. SELL 127.11 Ordinary (620) (620) 10-May-2021 The Vanguard Group, Inc. BUY 131.82 Ordinary 2,835 2,835 11-May-2021 The Vanguard Group, Inc. BUY 131.02 Ordinary 2,007 2,007 11-May-2021 The Vanguard Group, Inc. BUY 129.90 Ordinary 414 414 11-May-2021 The Vanguard Group, Inc. BUY 130.61 Ordinary 394 394 12-May-2021 The Vanguard Group, Inc. BUY 129.17 Ordinary 556 556 13-May-2021 The Vanguard Group, Inc. SELL 128.99 Ordinary (3,553) (3,553) 13-May-2021 The Vanguard Group, Inc. BUY 128.00 Ordinary 316 316 14-May-2021 The Vanguard Group, Inc. BUY 125.43 Ordinary 2,030 2,030 14-May-2021 The Vanguard Group, Inc. BUY 125.43 Ordinary 5,404 5,404 17-May-2021 The Vanguard Group, Inc. BUY 126.16 Ordinary 1,000 1,000 17-May-2021 The Vanguard Group, Inc. BUY 125.83 Ordinary 4,502 4,502 17-May-2021 The Vanguard Group, Inc. BUY 126.04 Ordinary 143 143 17-May-2021 The Vanguard Group, Inc. SELL 125.78 Ordinary (3,835) (3,835) 17-May-2021 The Vanguard Group, Inc. BUY 126.04 Ordinary 392 392 18-May-2021 The Vanguard Group, Inc. BUY 127.40 Ordinary 750 750 18-May-2021 The Vanguard Group, Inc. BUY 127.40 Ordinary 417 417 18-May-2021 The Vanguard Group, Inc. BUY 127.40 Ordinary 624 624 18-May-2021 The Vanguard Group, Inc. BUY 128.71 Ordinary 148 148 18-May-2021 The Vanguard Group, Inc. BUY 128.71 Ordinary 2,963 2,963 19-May-2021 The Vanguard Group, Inc. BUY 123.70 Ordinary 6,480 6,480 19-May-2021 The Vanguard Group, Inc. BUY 123.70 Ordinary 2,430 2,430 20-May-2021 The Vanguard Group, Inc. BUY 123.97 Ordinary 1,036 1,036 20-May-2021 The Vanguard Group, Inc. BUY 123.97 Ordinary 416 416 20-May-2021 The Vanguard Group, Inc. BUY 123.26 Ordinary 434 434 20-May-2021 The Vanguard Group, Inc. BUY 123.26 Ordinary 183 183 24-May-2021 The Vanguard Group, Inc. BUY 119.90 Ordinary 1,932 1,932 24-May-2021 The Vanguard Group, Inc. SELL 121.12 Ordinary (51) (51) 24-May-2021 The Vanguard Group, Inc. BUY 119.50 Ordinary 144 144 24-May-2021 The Vanguard Group, Inc. BUY 119.50 Ordinary 280 280 25-May-2021 The Vanguard Group, Inc. BUY 120.00 Ordinary 3,398 3,398 25-May-2021 The Vanguard Group, Inc. BUY 121.45 Ordinary 96 96 26-May-2021 The Vanguard Group, Inc. BUY 118.57 Ordinary 1,000 1,000 27-May-2021 The Vanguard Group, Inc. BUY 119.87 Ordinary 330 330 27-May-2021 The Vanguard Group, Inc. SELL 119.95 Ordinary (4,619) (4,619) 1-Jun-2021 The Vanguard Group, Inc. BUY 124.91 Ordinary 418 418 Page 12 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 1-Jun-2021 The Vanguard Group, Inc. BUY 124.60 Ordinary 701 701 1-Jun-2021 The Vanguard Group, Inc. BUY 124.60 Ordinary 183 183 2-Jun-2021 The Vanguard Group, Inc. SELL 127.25 Ordinary (1,510) (1,510) 2-Jun-2021 The Vanguard Group, Inc. BUY 127.85 Ordinary 3,489 3,489 2-Jun-2021 The Vanguard Group, Inc. BUY 126.95 Ordinary 7,246 7,246 2-Jun-2021 The Vanguard Group, Inc. BUY 127.85 Ordinary 724 724 2-Jun-2021 The Vanguard Group, Inc. BUY 127.85 Ordinary 634 634 2-Jun-2021 The Vanguard Group, Inc. BUY 126.95 Ordinary 455 455 2-Jun-2021 The Vanguard Group, Inc. BUY 126.95 Ordinary 95 95 2-Jun-2021 The Vanguard Group, Inc. BUY 127.85 Ordinary 4,399 4,399 3-Jun-2021 The Vanguard Group, Inc. BUY 126.76 Ordinary 2,835 2,835 8-Jun-2021 The Vanguard Group, Inc. BUY 124.16 Ordinary 469 469 8-Jun-2021 The Vanguard Group, Inc. BUY 124.16 Ordinary 183 183 8-Jun-2021 The Vanguard Group, Inc. BUY 124.16 Ordinary 327 327 9-Jun-2021 The Vanguard Group, Inc. BUY 124.62 Ordinary 418 418 11-Jun-2021 The Vanguard Group, Inc. BUY 125.38 Ordinary 648 648 15-Jun-2021 The Vanguard Group, Inc. BUY 126.48 Ordinary 177 177 15-Jun-2021 The Vanguard Group, Inc. SELL 126.54 Ordinary (3,811) (3,811) 15-Jun-2021 The Vanguard Group, Inc. BUY 126.48 Ordinary 396 396 16-Jun-2021 The Vanguard Group, Inc. BUY 125.48 Ordinary 1,620 1,620 16-Jun-2021 The Vanguard Group, Inc. BUY 125.48 Ordinary 418 418 17-Jun-2021 The Vanguard Group, Inc. BUY 124.41 Ordinary 268 268 17-Jun-2021 The Vanguard Group, Inc. BUY 124.41 Ordinary 4,050 4,050 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (4,994) (4,994) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (3,441) (3,441) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (10,255) (10,255) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (82,996) (82,996) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (8,881) (8,881) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (248) (248) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (333) (333) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (57) (57) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (300) (300) 18-Jun-2021 The Vanguard Group, Inc. SELL 123.47 Ordinary (3,083) (3,083) 22-Jun-2021 The Vanguard Group, Inc. BUY 122.38 Ordinary 396 396 22-Jun-2021 The Vanguard Group, Inc. BUY 122.38 Ordinary 1,056 1,056 22-Jun-2021 The Vanguard Group, Inc. BUY 122.38 Ordinary 2,382 2,382 22-Jun-2021 The Vanguard Group, Inc. BUY 121.99 Ordinary 558 558 22-Jun-2021 The Vanguard Group, Inc. BUY 121.99 Ordinary 183 183 23-Jun-2021 The Vanguard Group, Inc. BUY 122.64 Ordinary 396 396 23-Jun-2021 The Vanguard Group, Inc. BUY 122.85 Ordinary 677 677 24-Jun-2021 The Vanguard Group, Inc. BUY 125.27 Ordinary 3,176 3,176 24-Jun-2021 The Vanguard Group, Inc. BUY 123.93 Ordinary 24,998 24,998 24-Jun-2021 The Vanguard Group, Inc. BUY 124.36 Ordinary 510 510 25-Jun-2021 The Vanguard Group, Inc. BUY 125.37 Ordinary 37,973 37,973 29-Jun-2021 The Vanguard Group, Inc. BUY 124.83 Ordinary 3,464 3,464 29-Jun-2021 The Vanguard Group, Inc. BUY 124.83 Ordinary 10,036 10,036 29-Jun-2021 The Vanguard Group, Inc. SELL 124.65 Ordinary (907) (907) 29-Jun-2021 The Vanguard Group, Inc. BUY 124.83 Ordinary 487 487 29-Jun-2021 The Vanguard Group, Inc. BUY 125.00 Ordinary 140 140 30-Jun-2021 The Vanguard Group, Inc. BUY 126.42 Ordinary 2,000 2,000 30-Jun-2021 The Vanguard Group, Inc. BUY 126.42 Ordinary 962 962 30-Jun-2021 The Vanguard Group, Inc. BUY 126.00 Ordinary 4,931 4,931 1-Jul-2021 The Vanguard Group, Inc. BUY 126.36 Ordinary 3,600 3,600 1-Jul-2021 The Vanguard Group, Inc. BUY 126.99 Ordinary 9,018 9,018 1-Jul-2021 The Vanguard Group, Inc. BUY 126.99 Ordinary 3,892 3,892 2-Jul-2021 The Vanguard Group, Inc. BUY 126.31 Ordinary 740 740 2-Jul-2021 The Vanguard Group, Inc. BUY 126.00 Ordinary 3,276 3,276 2-Jul-2021 The Vanguard Group, Inc. BUY 125.71 Ordinary 326 326 2-Jul-2021 The Vanguard Group, Inc. BUY 125.71 Ordinary 411 411 2-Jul-2021 The Vanguard Group, Inc. BUY 125.71 Ordinary 182 182 2-Jul-2021 The Vanguard Group, Inc. BUY 125.71 Ordinary 5,200 5,200 5-Jul-2021 The Vanguard Group, Inc. BUY 126.13 Ordinary 698 698 5-Jul-2021 The Vanguard Group, Inc. BUY 126.13 Ordinary 10,663 10,663 6-Jul-2021 The Vanguard Group, Inc. BUY 124.81 Ordinary 2,400 2,400 6-Jul-2021 The Vanguard Group, Inc. BUY 125.41 Ordinary 2,430 2,430 6-Jul-2021 The Vanguard Group, Inc. SELL 125.42 Ordinary (21,945) (21,945) 7-Jul-2021 The Vanguard Group, Inc. BUY 124.23 Ordinary 4,995 4,995 7-Jul-2021 The Vanguard Group, Inc. BUY 124.23 Ordinary 3,448 3,448 Page 13 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 7-Jul-2021 The Vanguard Group, Inc. BUY 124.23 Ordinary 5,297 5,297 7-Jul-2021 The Vanguard Group, Inc. BUY 126.04 Ordinary 320 320 7-Jul-2021 The Vanguard Group, Inc. BUY 126.04 Ordinary 87 87 8-Jul-2021 The Vanguard Group, Inc. BUY 125.22 Ordinary 740 740 8-Jul-2021 The Vanguard Group, Inc. BUY 127.69 Ordinary 6,539 6,539 8-Jul-2021 The Vanguard Group, Inc. BUY 127.69 Ordinary 3,630 3,630 8-Jul-2021 The Vanguard Group, Inc. BUY 126.22 Ordinary 112 112 9-Jul-2021 The Vanguard Group, Inc. BUY 127.36 Ordinary 2,241 2,241 9-Jul-2021 The Vanguard Group, Inc. BUY 127.36 Ordinary 5,985 5,985 9-Jul-2021 The Vanguard Group, Inc. BUY 127.36 Ordinary 3,200 3,200 9-Jul-2021 The Vanguard Group, Inc. BUY 127.36 Ordinary 1,850 1,850 9-Jul-2021 The Vanguard Group, Inc. BUY 127.36 Ordinary 2,590 2,590 9-Jul-2021 The Vanguard Group, Inc. BUY 127.36 Ordinary 1,184 1,184 9-Jul-2021 The Vanguard Group, Inc. BUY 125.36 Ordinary 7,438 7,438 9-Jul-2021 The Vanguard Group, Inc. BUY 125.36 Ordinary 4,347 4,347 9-Jul-2021 The Vanguard Group, Inc. BUY 125.40 Ordinary 3,439 3,439 12-Jul-2021 The Vanguard Group, Inc. BUY 128.02 Ordinary 931 931 12-Jul-2021 The Vanguard Group, Inc. BUY 128.43 Ordinary 8,402 8,402 12-Jul-2021 The Vanguard Group, Inc. BUY 127.60 Ordinary 181 181 13-Jul-2021 The Vanguard Group, Inc. BUY 128.33 Ordinary 5,200 5,200 13-Jul-2021 The Vanguard Group, Inc. BUY 129.26 Ordinary 4,263 4,263 14-Jul-2021 The Vanguard Group, Inc. BUY 128.28 Ordinary 5,934 5,934 14-Jul-2021 The Vanguard Group, Inc. BUY 128.18 Ordinary 624 624 14-Jul-2021 The Vanguard Group, Inc. BUY 128.18 Ordinary 624 624 14-Jul-2021 The Vanguard Group, Inc. BUY 128.18 Ordinary 1,872 1,872 14-Jul-2021 The Vanguard Group, Inc. BUY 128.28 Ordinary 157 157 14-Jul-2021 The Vanguard Group, Inc. BUY 128.28 Ordinary 314 314 15-Jul-2021 The Vanguard Group, Inc. BUY 131.14 Ordinary 829 829 15-Jul-2021 The Vanguard Group, Inc. BUY 131.14 Ordinary 4,585 4,585 15-Jul-2021 The Vanguard Group, Inc. SELL 131.14 Ordinary (1,778) (1,778) 16-Jul-2021 The Vanguard Group, Inc. BUY 131.00 Ordinary 5,227 5,227 19-Jul-2021 The Vanguard Group, Inc. BUY 127.83 Ordinary 158 158 19-Jul-2021 The Vanguard Group, Inc. BUY 127.83 Ordinary 205 205 20-Jul-2021 The Vanguard Group, Inc. BUY 124.42 Ordinary 158 158 21-Jul-2021 The Vanguard Group, Inc. BUY 127.78 Ordinary 996 996 21-Jul-2021 The Vanguard Group, Inc. BUY 127.78 Ordinary 4,788 4,788 21-Jul-2021 The Vanguard Group, Inc. BUY 127.78 Ordinary 1,110 1,110 21-Jul-2021 The Vanguard Group, Inc. BUY 126.04 Ordinary 10,004 10,004 21-Jul-2021 The Vanguard Group, Inc. BUY 125.87 Ordinary 157 157 22-Jul-2021 The Vanguard Group, Inc. BUY 127.12 Ordinary 798 798 22-Jul-2021 The Vanguard Group, Inc. SELL 127.12 Ordinary (1,655) (1,655) 22-Jul-2021 The Vanguard Group, Inc. SELL 127.41 Ordinary (1,650) (1,650) 23-Jul-2021 The Vanguard Group, Inc. BUY 127.10 Ordinary 449 449 26-Jul-2021 The Vanguard Group, Inc. BUY 130.88 Ordinary 6,783 6,783 26-Jul-2021 The Vanguard Group, Inc. BUY 128.63 Ordinary 3,838 3,838 26-Jul-2021 The Vanguard Group, Inc. BUY 130.11 Ordinary 266 266 27-Jul-2021 The Vanguard Group, Inc. BUY 132.33 Ordinary 532 532 27-Jul-2021 The Vanguard Group, Inc. BUY 132.10 Ordinary 4,437 4,437 27-Jul-2021 The Vanguard Group, Inc. BUY 132.47 Ordinary 521 521 28-Jul-2021 The Vanguard Group, Inc. BUY 132.69 Ordinary 3,458 3,458 28-Jul-2021 The Vanguard Group, Inc. BUY 132.69 Ordinary 740 740 28-Jul-2021 The Vanguard Group, Inc. BUY 132.69 Ordinary 740 740 28-Jul-2021 The Vanguard Group, Inc. BUY 132.22 Ordinary 2,097 2,097 29-Jul-2021 The Vanguard Group, Inc. BUY 134.49 Ordinary 2,648 2,648 29-Jul-2021 The Vanguard Group, Inc. BUY 135.91 Ordinary 5,179 5,179 29-Jul-2021 The Vanguard Group, Inc. SELL 135.86 Ordinary (127) (127) 29-Jul-2021 The Vanguard Group, Inc. BUY 135.91 Ordinary 4,671 4,671 29-Jul-2021 The Vanguard Group, Inc. SELL 134.17 Ordinary (1,444) (1,444) 30-Jul-2021 The Vanguard Group, Inc. BUY 133.56 Ordinary 1,110 1,110 30-Jul-2021 The Vanguard Group, Inc. BUY 133.42 Ordinary 3,122 3,122 30-Jul-2021 The Vanguard Group, Inc. BUY 133.42 Ordinary 699 699 30-Jul-2021 The Vanguard Group, Inc. BUY 133.42 Ordinary 3,414 3,414 2-Aug-2021 The Vanguard Group, Inc. BUY 132.75 Ordinary 1,655 1,655 2-Aug-2021 The Vanguard Group, Inc. BUY 133.23 Ordinary 3,574 3,574 3-Aug-2021 The Vanguard Group, Inc. BUY 133.57 Ordinary 5,363 5,363 3-Aug-2021 The Vanguard Group, Inc. BUY 132.39 Ordinary 151 151 3-Aug-2021 The Vanguard Group, Inc. BUY 132.39 Ordinary 3,108 3,108 4-Aug-2021 The Vanguard Group, Inc. BUY 134.40 Ordinary 146 146 Page 14 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 4-Aug-2021 The Vanguard Group, Inc. BUY 134.40 Ordinary 808 808 5-Aug-2021 The Vanguard Group, Inc. BUY 134.80 Ordinary 3,680 3,680 5-Aug-2021 The Vanguard Group, Inc. SELL 132.13 Ordinary (882) (882) 5-Aug-2021 The Vanguard Group, Inc. BUY 132.13 Ordinary 400 400 6-Aug-2021 The Vanguard Group, Inc. SELL 130.05 Ordinary (1,398) (1,398) 9-Aug-2021 The Vanguard Group, Inc. BUY 128.26 Ordinary 1,050 1,050 10-Aug-2021 The Vanguard Group, Inc. BUY 127.50 Ordinary 3,843 3,843 11-Aug-2021 The Vanguard Group, Inc. BUY 129.66 Ordinary 747 747 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 2,981 2,981 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 5,962 5,962 11-Aug-2021 The Vanguard Group, Inc. BUY 129.66 Ordinary 416 416 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 604 604 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 247 247 12-Aug-2021 The Vanguard Group, Inc. BUY 121.60 Ordinary 534 534 12-Aug-2021 The Vanguard Group, Inc. BUY 121.60 Ordinary 1,116 1,116 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 1,184 1,184 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 1,850 1,850 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 888 888 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 1,332 1,332 16-Aug-2021 The Vanguard Group, Inc. BUY 118.58 Ordinary 1,592 1,592 16-Aug-2021 The Vanguard Group, Inc. BUY 118.58 Ordinary 3,980 3,980 17-Aug-2021 The Vanguard Group, Inc. BUY 115.38 Ordinary 2,080 2,080 17-Aug-2021 The Vanguard Group, Inc. BUY 116.37 Ordinary 3,405 3,405 18-Aug-2021 The Vanguard Group, Inc. BUY 112.67 Ordinary 2,442 2,442 18-Aug-2021 The Vanguard Group, Inc. BUY 115.19 Ordinary 3,843 3,843 18-Aug-2021 The Vanguard Group, Inc. SELL 113.69 Ordinary (180) (180) 18-Aug-2021 The Vanguard Group, Inc. BUY 113.69 Ordinary 2,580 2,580 18-Aug-2021 The Vanguard Group, Inc. BUY 113.69 Ordinary 243 243 19-Aug-2021 The Vanguard Group, Inc. BUY 107.17 Ordinary 3,300 3,300 19-Aug-2021 The Vanguard Group, Inc. BUY 107.17 Ordinary 312 312 19-Aug-2021 The Vanguard Group, Inc. SELL 107.17 Ordinary (850) (850) 20-Aug-2021 The Vanguard Group, Inc. BUY 107.74 Ordinary 1,990 1,990 20-Aug-2021 The Vanguard Group, Inc. BUY 107.23 Ordinary 3,799 3,799 20-Aug-2021 The Vanguard Group, Inc. BUY 107.23 Ordinary 243 243 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 747 747 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,592 1,592 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 2,388 2,388 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,320 1,320 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,980 1,980 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,110 1,110 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,110 1,110 23-Aug-2021 The Vanguard Group, Inc. BUY 107.90 Ordinary 11,012 11,012 23-Aug-2021 The Vanguard Group, Inc. BUY 106.69 Ordinary 5,744 5,744 24-Aug-2021 The Vanguard Group, Inc. BUY 108.00 Ordinary 7,455 7,455 24-Aug-2021 The Vanguard Group, Inc. BUY 108.10 Ordinary 491 491 25-Aug-2021 The Vanguard Group, Inc. BUY 110.93 Ordinary 888 888 25-Aug-2021 The Vanguard Group, Inc. BUY 111.56 Ordinary 8,716 8,716 25-Aug-2021 The Vanguard Group, Inc. SELL 111.56 Ordinary (91) (91) 26-Aug-2021 The Vanguard Group, Inc. BUY 111.59 Ordinary 5,139 5,139 26-Aug-2021 The Vanguard Group, Inc. BUY 111.59 Ordinary 2,546 2,546 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 747 747 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 1,245 1,245 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 1,592 1,592 27-Aug-2021 The Vanguard Group, Inc. BUY 109.75 Ordinary 5,597 5,597 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 1,110 1,110 27-Aug-2021 The Vanguard Group, Inc. BUY 109.75 Ordinary 3,855 3,855 27-Aug-2021 The Vanguard Group, Inc. BUY 109.70 Ordinary 398 398 30-Aug-2021 The Vanguard Group, Inc. BUY 112.34 Ordinary 5,690 5,690 30-Aug-2021 The Vanguard Group, Inc. BUY 112.34 Ordinary 2,524 2,524 31-Aug-2021 The Vanguard Group, Inc. SELL 112.08 Ordinary (137) (137) 31-Aug-2021 The Vanguard Group, Inc. BUY 112.06 Ordinary 3,474 3,474 31-Aug-2021 The Vanguard Group, Inc. SELL 112.08 Ordinary (8,897) (8,897) 1-Sep-2021 The Vanguard Group, Inc. BUY 110.40 Ordinary 4,855 4,855 1-Sep-2021 The Vanguard Group, Inc. BUY 110.40 Ordinary 4,588 4,588 1-Sep-2021 The Vanguard Group, Inc. BUY 109.39 Ordinary 3,357 3,357 2-Sep-2021 The Vanguard Group, Inc. BUY 109.46 Ordinary 3,980 3,980 2-Sep-2021 The Vanguard Group, Inc. BUY 108.65 Ordinary 2,234 2,234 3-Sep-2021 The Vanguard Group, Inc. BUY 111.33 Ordinary 520 520 Page 15 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 3-Sep-2021 The Vanguard Group, Inc. BUY 111.33 Ordinary 624 624 3-Sep-2021 The Vanguard Group, Inc. BUY 111.37 Ordinary 372 372 3-Sep-2021 The Vanguard Group, Inc. SELL 109.22 Ordinary (7,965) (7,965) 3-Sep-2021 The Vanguard Group, Inc. BUY 111.37 Ordinary 275 275 7-Sep-2021 The Vanguard Group, Inc. BUY 108.70 Ordinary 179 179 7-Sep-2021 The Vanguard Group, Inc. BUY 108.70 Ordinary 3,239 3,239 8-Sep-2021 The Vanguard Group, Inc. BUY 108.17 Ordinary 3,358 3,358 10-Sep-2021 The Vanguard Group, Inc. BUY 106.22 Ordinary 181 181 10-Sep-2021 The Vanguard Group, Inc. BUY 106.22 Ordinary 3,650 3,650 13-Sep-2021 The Vanguard Group, Inc. SELL 106.02 Ordinary (2,112) (2,112) 14-Sep-2021 The Vanguard Group, Inc. BUY 105.95 Ordinary 624 624 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (2,379) (2,379) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (13,012) (13,012) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (16,947) (16,947) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (47,419) (47,419) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (10,508) (10,508) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (1,557) (1,557) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (1,836) (1,836) 17-Sep-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 491 491 17-Sep-2021 The Vanguard Group, Inc. SELL 98.80 Ordinary (3,491) (3,491) 17-Sep-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 84 84 20-Sep-2021 The Vanguard Group, Inc. BUY 94.07 Ordinary 2,080 2,080 21-Sep-2021 The Vanguard Group, Inc. BUY 95.31 Ordinary 416 416 21-Sep-2021 The Vanguard Group, Inc. BUY 95.71 Ordinary 330 330 23-Sep-2021 The Vanguard Group, Inc. BUY 99.50 Ordinary 2,322 2,322 23-Sep-2021 The Vanguard Group, Inc. BUY 99.50 Ordinary 416 416 23-Sep-2021 The Vanguard Group, Inc. BUY 98.86 Ordinary 171 171 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 10,107 10,107 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 350 350 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 7,078 7,078 24-Sep-2021 The Vanguard Group, Inc. SELL 99.00 Ordinary (68) (68) 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 101 101 28-Sep-2021 The Vanguard Group, Inc. BUY 95.72 Ordinary 568 568 28-Sep-2021 The Vanguard Group, Inc. BUY 97.47 Ordinary 8,540 8,540 28-Sep-2021 The Vanguard Group, Inc. BUY 95.72 Ordinary 416 416 28-Sep-2021 The Vanguard Group, Inc. BUY 97.47 Ordinary 1,306 1,306 29-Sep-2021 The Vanguard Group, Inc. BUY 96.58 Ordinary 750 750 29-Sep-2021 The Vanguard Group, Inc. BUY 96.45 Ordinary 5,468 5,468 29-Sep-2021 The Vanguard Group, Inc. BUY 96.89 Ordinary 384 384 30-Sep-2021 The Vanguard Group, Inc. BUY 98.47 Ordinary 6,256 6,256 30-Sep-2021 The Vanguard Group, Inc. BUY 98.52 Ordinary 10,815 10,815 30-Sep-2021 The Vanguard Group, Inc. BUY 100.18 Ordinary 16,329 16,329 30-Sep-2021 The Vanguard Group, Inc. BUY 100.18 Ordinary 8,115 8,115 1-Oct-2021 The Vanguard Group, Inc. BUY 98.07 Ordinary 627 627 1-Oct-2021 The Vanguard Group, Inc. BUY 97.28 Ordinary 7,239 7,239 4-Oct-2021 The Vanguard Group, Inc. BUY 98.30 Ordinary 3,809 3,809 4-Oct-2021 The Vanguard Group, Inc. BUY 97.50 Ordinary 352 352 4-Oct-2021 The Vanguard Group, Inc. BUY 97.50 Ordinary 6,157 6,157 5-Oct-2021 The Vanguard Group, Inc. BUY 97.48 Ordinary 11,905 11,905 5-Oct-2021 The Vanguard Group, Inc. BUY 97.93 Ordinary 416 416 5-Oct-2021 The Vanguard Group, Inc. BUY 97.13 Ordinary 163 163 5-Oct-2021 The Vanguard Group, Inc. SELL 97.13 Ordinary (12,349) (12,349) 5-Oct-2021 The Vanguard Group, Inc. BUY 97.13 Ordinary 388 388 6-Oct-2021 The Vanguard Group, Inc. BUY 96.79 Ordinary 9,114 9,114 6-Oct-2021 The Vanguard Group, Inc. SELL 97.30 Ordinary (36) (36) 6-Oct-2021 The Vanguard Group, Inc. BUY 96.55 Ordinary 180 180 7-Oct-2021 The Vanguard Group, Inc. BUY 97.01 Ordinary 6,867 6,867 7-Oct-2021 The Vanguard Group, Inc. SELL 96.54 Ordinary (2,804) (2,804) 7-Oct-2021 The Vanguard Group, Inc. SELL 97.30 Ordinary (492) (492) 8-Oct-2021 The Vanguard Group, Inc. BUY 100.42 Ordinary 1,064 1,064 8-Oct-2021 The Vanguard Group, Inc. BUY 100.42 Ordinary 2,346 2,346 8-Oct-2021 The Vanguard Group, Inc. BUY 98.90 Ordinary 6,692 6,692 11-Oct-2021 The Vanguard Group, Inc. BUY 102.11 Ordinary 836 836 11-Oct-2021 The Vanguard Group, Inc. BUY 102.26 Ordinary 160 160 12-Oct-2021 The Vanguard Group, Inc. BUY 102.83 Ordinary 456 456 12-Oct-2021 The Vanguard Group, Inc. BUY 102.99 Ordinary 3,270 3,270 12-Oct-2021 The Vanguard Group, Inc. BUY 102.99 Ordinary 27 27 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 836 836 Page 16 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 1,564 1,564 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 3,128 3,128 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 1,050 1,050 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 416 416 14-Oct-2021 The Vanguard Group, Inc. BUY 100.51 Ordinary 491 491 15-Oct-2021 The Vanguard Group, Inc. BUY 100.08 Ordinary 627 627 15-Oct-2021 The Vanguard Group, Inc. SELL 100.40 Ordinary (59) (59) 19-Oct-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 1,050 1,050 19-Oct-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 624 624 19-Oct-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 208 208 19-Oct-2021 The Vanguard Group, Inc. BUY 98.15 Ordinary 178 178 20-Oct-2021 The Vanguard Group, Inc. BUY 99.99 Ordinary 1,743 1,743 20-Oct-2021 The Vanguard Group, Inc. BUY 98.28 Ordinary 416 416 20-Oct-2021 The Vanguard Group, Inc. BUY 98.08 Ordinary 476 476 20-Oct-2021 The Vanguard Group, Inc. BUY 98.08 Ordinary 374 374 21-Oct-2021 The Vanguard Group, Inc. BUY 97.05 Ordinary 3,700 3,700 21-Oct-2021 The Vanguard Group, Inc. BUY 96.47 Ordinary 1,664 1,664 22-Oct-2021 The Vanguard Group, Inc. BUY 95.03 Ordinary 534 534 22-Oct-2021 The Vanguard Group, Inc. SELL 95.03 Ordinary (1,507) (1,507) 25-Oct-2021 The Vanguard Group, Inc. BUY 96.88 Ordinary 2,346 2,346 25-Oct-2021 The Vanguard Group, Inc. BUY 96.44 Ordinary 164 164 26-Oct-2021 The Vanguard Group, Inc. BUY 96.41 Ordinary 2,810 2,810 27-Oct-2021 The Vanguard Group, Inc. BUY 93.54 Ordinary 770 770 27-Oct-2021 The Vanguard Group, Inc. BUY 93.54 Ordinary 1,400 1,400 27-Oct-2021 The Vanguard Group, Inc. SELL 95.30 Ordinary (94) (94) 28-Oct-2021 The Vanguard Group, Inc. BUY 93.19 Ordinary 630 630 28-Oct-2021 The Vanguard Group, Inc. BUY 92.76 Ordinary 179 179 29-Oct-2021 The Vanguard Group, Inc. SELL 91.08 Ordinary (1,695) (1,695) 29-Oct-2021 The Vanguard Group, Inc. BUY 90.29 Ordinary 178 178 29-Oct-2021 The Vanguard Group, Inc. BUY 90.29 Ordinary 651 651 1-Nov-2021 The Vanguard Group, Inc. BUY 90.30 Ordinary 7,480 7,480 1-Nov-2021 The Vanguard Group, Inc. BUY 91.33 Ordinary 2,346 2,346 1-Nov-2021 The Vanguard Group, Inc. BUY 91.33 Ordinary 1,564 1,564 1-Nov-2021 The Vanguard Group, Inc. BUY 91.33 Ordinary 1,050 1,050 2-Nov-2021 The Vanguard Group, Inc. BUY 90.80 Ordinary 4,424 4,424 3-Nov-2021 The Vanguard Group, Inc. BUY 90.27 Ordinary 760 760 3-Nov-2021 The Vanguard Group, Inc. BUY 90.27 Ordinary 1,955 1,955 4-Nov-2021 The Vanguard Group, Inc. SELL 89.50 Ordinary (77) (77) 5-Nov-2021 The Vanguard Group, Inc. BUY 88.32 Ordinary 7,725 7,725 5-Nov-2021 The Vanguard Group, Inc. BUY 89.10 Ordinary 1,120 1,120 13-Mar-2020 Vanguard Investments Australia Ltd. BUY 81.08 Ordinary 4,078 4,078 13-Mar-2020 Vanguard Investments Australia Ltd. BUY 81.08 Ordinary 4,736 4,736 13-Mar-2020 Vanguard Investments Australia Ltd. SELL 81.08 Ordinary (4,048) (4,048) 13-Mar-2020 Vanguard Investments Australia Ltd. BUY 81.08 Ordinary 13,106 13,106 13-Mar-2020 Vanguard Investments Australia Ltd. SELL 81.08 Ordinary (146) (146) 13-Mar-2020 Vanguard Investments Australia Ltd. BUY 81.08 Ordinary 10,290 10,290 13-Mar-2020 Vanguard Investments Australia Ltd. BUY 81.08 Ordinary 22,514 22,514 16-Mar-2020 Vanguard Investments Australia Ltd. BUY 77.65 Ordinary 12,005 12,005 17-Mar-2020 Vanguard Investments Australia Ltd. BUY 83.00 Ordinary 442 442 17-Mar-2020 Vanguard Investments Australia Ltd. BUY 83.00 Ordinary 2,516 2,516 17-Mar-2020 Vanguard Investments Australia Ltd. BUY 83.00 Ordinary 4,736 4,736 17-Mar-2020 Vanguard Investments Australia Ltd. BUY 83.00 Ordinary 3,552 3,552 17-Mar-2020 Vanguard Investments Australia Ltd. SELL 83.00 Ordinary (5,685) (5,685) 17-Mar-2020 Vanguard Investments Australia Ltd. BUY 79.86 Ordinary 1,472 1,472 17-Mar-2020 Vanguard Investments Australia Ltd. BUY 83.00 Ordinary 8,550 8,550 18-Mar-2020 Vanguard Investments Australia Ltd. SELL 79.91 Ordinary (6,087) (6,087) 18-Mar-2020 Vanguard Investments Australia Ltd. SELL 79.91 Ordinary (966) (966) 18-Mar-2020 Vanguard Investments Australia Ltd. BUY 79.91 Ordinary 10,260 10,260 18-Mar-2020 Vanguard Investments Australia Ltd. BUY 79.91 Ordinary 14,959 14,959 19-Mar-2020 Vanguard Investments Australia Ltd. BUY 79.96 Ordinary 178 178 19-Mar-2020 Vanguard Investments Australia Ltd. BUY 80.52 Ordinary 1,776 1,776 19-Mar-2020 Vanguard Investments Australia Ltd. SELL 80.52 Ordinary (1,334) (1,334) 19-Mar-2020 Vanguard Investments Australia Ltd. BUY 80.52 Ordinary 7,866 7,866 20-Mar-2020 Vanguard Investments Australia Ltd. SELL 82.00 Ordinary (4,198) (4,198) 20-Mar-2020 Vanguard Investments Australia Ltd. SELL 82.00 Ordinary (1,291) (1,291) 20-Mar-2020 Vanguard Investments Australia Ltd. SELL 82.00 Ordinary (907) (907) 20-Mar-2020 Vanguard Investments Australia Ltd. BUY 82.00 Ordinary 10,571 10,571 23-Mar-2020 Vanguard Investments Australia Ltd. BUY 78.71 Ordinary 683 683 Page 17 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 23-Mar-2020 Vanguard Investments Australia Ltd. BUY 78.71 Ordinary 4,788 4,788 26-Mar-2020 Vanguard Investments Australia Ltd. BUY 88.13 Ordinary 62 62 26-Mar-2020 Vanguard Investments Australia Ltd. BUY 88.13 Ordinary 5,115 5,115 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 8,612 8,612 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 1,126 1,126 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 1,419 1,419 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 13,970 13,970 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 5,023 5,023 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 1,349 1,349 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 930 930 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 1,519 1,519 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 9,168 9,168 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.78 Ordinary 8,525 8,525 27-Mar-2020 Vanguard Investments Australia Ltd. BUY 85.93 Ordinary 18,316 18,316 27-Mar-2020 Vanguard Investments Australia Ltd. SELL 85.78 Ordinary (9,207) (9,207) 30-Mar-2020 Vanguard Investments Australia Ltd. BUY 87.54 Ordinary 51,828 51,828 31-Mar-2020 Vanguard Investments Australia Ltd. BUY 84.57 Ordinary 884 884 31-Mar-2020 Vanguard Investments Australia Ltd. SELL 84.57 Ordinary (322) (322) 31-Mar-2020 Vanguard Investments Australia Ltd. SELL 84.57 Ordinary (13,401) (13,401) 31-Mar-2020 Vanguard Investments Australia Ltd. SELL 84.57 Ordinary (35,082) (35,082) 31-Mar-2020 Vanguard Investments Australia Ltd. BUY 84.57 Ordinary 6,820 6,820 1-Apr-2020 Vanguard Investments Australia Ltd. BUY 88.40 Ordinary 2,809 2,809 1-Apr-2020 Vanguard Investments Australia Ltd. BUY 88.40 Ordinary 4,394 4,394 2-Apr-2020 Vanguard Investments Australia Ltd. SELL 87.40 Ordinary (136) (136) 2-Apr-2020 Vanguard Investments Australia Ltd. BUY 87.40 Ordinary 2,328 2,328 2-Apr-2020 Vanguard Investments Australia Ltd. SELL 87.40 Ordinary (738) (738) 2-Apr-2020 Vanguard Investments Australia Ltd. BUY 87.40 Ordinary 5,040 5,040 3-Apr-2020 Vanguard Investments Australia Ltd. SELL 88.93 Ordinary (1,828) (1,828) 3-Apr-2020 Vanguard Investments Australia Ltd. SELL 88.93 Ordinary (3,205) (3,205) 3-Apr-2020 Vanguard Investments Australia Ltd. BUY 88.93 Ordinary 2,792 2,792 7-Apr-2020 Vanguard Investments Australia Ltd. BUY 90.65 Ordinary 2,328 2,328 7-Apr-2020 Vanguard Investments Australia Ltd. BUY 90.65 Ordinary 1,168 1,168 7-Apr-2020 Vanguard Investments Australia Ltd. BUY 90.65 Ordinary 11,795 11,795 8-Apr-2020 Vanguard Investments Australia Ltd. BUY 89.26 Ordinary 3,845 3,845 9-Apr-2020 Vanguard Investments Australia Ltd. BUY 89.39 Ordinary 870 870 9-Apr-2020 Vanguard Investments Australia Ltd. BUY 89.39 Ordinary 2,328 2,328 9-Apr-2020 Vanguard Investments Australia Ltd. BUY 89.02 Ordinary 4,095 4,095 9-Apr-2020 Vanguard Investments Australia Ltd. SELL 89.39 Ordinary (21,472) (21,472) 9-Apr-2020 Vanguard Investments Australia Ltd. BUY 89.39 Ordinary 11,424 11,424 14-Apr-2020 Vanguard Investments Australia Ltd. SELL 90.83 Ordinary (18,872) (18,872) 15-Apr-2020 Vanguard Investments Australia Ltd. BUY 89.78 Ordinary 6,720 6,720 20-Apr-2020 Vanguard Investments Australia Ltd. SELL 88.92 Ordinary (100) (100) 20-Apr-2020 Vanguard Investments Australia Ltd. BUY 88.92 Ordinary 1,743 1,743 20-Apr-2020 Vanguard Investments Australia Ltd. BUY 88.92 Ordinary 2,324 2,324 21-Apr-2020 Vanguard Investments Australia Ltd. BUY 87.76 Ordinary 1,406 1,406 21-Apr-2020 Vanguard Investments Australia Ltd. BUY 87.06 Ordinary 5,695 5,695 21-Apr-2020 Vanguard Investments Australia Ltd. BUY 87.06 Ordinary 6,700 6,700 22-Apr-2020 Vanguard Investments Australia Ltd. BUY 85.14 Ordinary 2,320 2,320 22-Apr-2020 Vanguard Investments Australia Ltd. SELL 85.15 Ordinary (40,306) (40,306) 23-Apr-2020 Vanguard Investments Australia Ltd. BUY 86.00 Ordinary 2,696 2,696 23-Apr-2020 Vanguard Investments Australia Ltd. BUY 86.00 Ordinary 2,320 2,320 23-Apr-2020 Vanguard Investments Australia Ltd. SELL 86.00 Ordinary (42,871) (42,871) 23-Apr-2020 Vanguard Investments Australia Ltd. BUY 86.00 Ordinary 5,025 5,025 24-Apr-2020 Vanguard Investments Australia Ltd. SELL 87.27 Ordinary (2,326) (2,326) 28-Apr-2020 Vanguard Investments Australia Ltd. SELL 85.76 Ordinary (102) (102) 28-Apr-2020 Vanguard Investments Australia Ltd. BUY 85.76 Ordinary 2,320 2,320 28-Apr-2020 Vanguard Investments Australia Ltd. SELL 85.76 Ordinary (805) (805) 28-Apr-2020 Vanguard Investments Australia Ltd. SELL 85.76 Ordinary (762) (762) 28-Apr-2020 Vanguard Investments Australia Ltd. BUY 85.76 Ordinary 6,030 6,030 29-Apr-2020 Vanguard Investments Australia Ltd. SELL 85.51 Ordinary (220) (220) 30-Apr-2020 Vanguard Investments Australia Ltd. SELL 87.51 Ordinary (4,852) (4,852) 30-Apr-2020 Vanguard Investments Australia Ltd. SELL 87.51 Ordinary (2,356) (2,356) 1-May-2020 Vanguard Investments Australia Ltd. SELL 82.59 Ordinary (208) (208) 1-May-2020 Vanguard Investments Australia Ltd. SELL 82.59 Ordinary (462) (462) 1-May-2020 Vanguard Investments Australia Ltd. SELL 82.59 Ordinary (3,593) (3,593) 1-May-2020 Vanguard Investments Australia Ltd. BUY 82.59 Ordinary 5,010 5,010 1-May-2020 Vanguard Investments Australia Ltd. BUY 82.59 Ordinary 6,680 6,680 4-May-2020 Vanguard Investments Australia Ltd. BUY 81.30 Ordinary 2,316 2,316 Page 18 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 4-May-2020 Vanguard Investments Australia Ltd. BUY 81.30 Ordinary 9,352 9,352 5-May-2020 Vanguard Investments Australia Ltd. SELL 82.75 Ordinary (613) (613) 5-May-2020 Vanguard Investments Australia Ltd. SELL 82.75 Ordinary (404) (404) 5-May-2020 Vanguard Investments Australia Ltd. SELL 82.75 Ordinary (1,939) (1,939) 5-May-2020 Vanguard Investments Australia Ltd. SELL 82.75 Ordinary (535) (535) 6-May-2020 Vanguard Investments Australia Ltd. BUY 81.99 Ordinary 2,316 2,316 8-May-2020 Vanguard Investments Australia Ltd. BUY 83.00 Ordinary 331 331 12-May-2020 Vanguard Investments Australia Ltd. BUY 82.60 Ordinary 431 431 12-May-2020 Vanguard Investments Australia Ltd. BUY 82.60 Ordinary 2,316 2,316 12-May-2020 Vanguard Investments Australia Ltd. BUY 82.60 Ordinary 4,620 4,620 13-May-2020 Vanguard Investments Australia Ltd. BUY 83.72 Ordinary 4,950 4,950 14-May-2020 Vanguard Investments Australia Ltd. BUY 83.80 Ordinary 1,539 1,539 14-May-2020 Vanguard Investments Australia Ltd. BUY 83.80 Ordinary 4,224 4,224 14-May-2020 Vanguard Investments Australia Ltd. BUY 83.80 Ordinary 1,554 1,554 15-May-2020 Vanguard Investments Australia Ltd. BUY 85.36 Ordinary 862 862 19-May-2020 Vanguard Investments Australia Ltd. BUY 94.52 Ordinary 6,600 6,600 20-May-2020 Vanguard Investments Australia Ltd. BUY 94.16 Ordinary 5,280 5,280 22-May-2020 Vanguard Investments Australia Ltd. BUY 91.33 Ordinary 8,685 8,685 22-May-2020 Vanguard Investments Australia Ltd. BUY 91.33 Ordinary 3,960 3,960 25-May-2020 Vanguard Investments Australia Ltd. BUY 92.51 Ordinary 775 775 25-May-2020 Vanguard Investments Australia Ltd. BUY 92.51 Ordinary 2,316 2,316 25-May-2020 Vanguard Investments Australia Ltd. BUY 92.51 Ordinary 1,288 1,288 25-May-2020 Vanguard Investments Australia Ltd. BUY 92.51 Ordinary 3,300 3,300 26-May-2020 Vanguard Investments Australia Ltd. SELL 93.80 Ordinary (2,876) (2,876) 26-May-2020 Vanguard Investments Australia Ltd. BUY 93.80 Ordinary 41,935 41,935 26-May-2020 Vanguard Investments Australia Ltd. BUY 93.80 Ordinary 4,950 4,950 27-May-2020 Vanguard Investments Australia Ltd. SELL 91.52 Ordinary (1,100) (1,100) 27-May-2020 Vanguard Investments Australia Ltd. BUY 91.52 Ordinary 40,835 40,835 28-May-2020 Vanguard Investments Australia Ltd. BUY 93.63 Ordinary 862 862 28-May-2020 Vanguard Investments Australia Ltd. SELL 93.63 Ordinary (58) (58) 28-May-2020 Vanguard Investments Australia Ltd. SELL 93.63 Ordinary (297) (297) 28-May-2020 Vanguard Investments Australia Ltd. SELL 93.63 Ordinary (12,623) (12,623) 29-May-2020 Vanguard Investments Australia Ltd. BUY 93.68 Ordinary 1,972 1,972 29-May-2020 Vanguard Investments Australia Ltd. SELL 93.40 Ordinary (4,532) (4,532) 29-May-2020 Vanguard Investments Australia Ltd. SELL 93.40 Ordinary (991) (991) 29-May-2020 Vanguard Investments Australia Ltd. BUY 93.40 Ordinary 4,950 4,950 2-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.97 Ordinary (1,324) (1,324) 2-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.97 Ordinary (2,944) (2,944) 2-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.97 Ordinary (741) (741) 3-Jun-2020 Vanguard Investments Australia Ltd. BUY 97.42 Ordinary 2,316 2,316 4-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.40 Ordinary (13,780) (13,780) 5-Jun-2020 Vanguard Investments Australia Ltd. BUY 98.60 Ordinary 4,950 4,950 5-Jun-2020 Vanguard Investments Australia Ltd. BUY 98.60 Ordinary 3,960 3,960 5-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.60 Ordinary (6,271) (6,271) 9-Jun-2020 Vanguard Investments Australia Ltd. BUY 101.37 Ordinary 2,316 2,316 9-Jun-2020 Vanguard Investments Australia Ltd. BUY 101.69 Ordinary 1,344 1,344 10-Jun-2020 Vanguard Investments Australia Ltd. SELL 100.48 Ordinary (1,318) (1,318) 10-Jun-2020 Vanguard Investments Australia Ltd. SELL 100.48 Ordinary (8,442) (8,442) 11-Jun-2020 Vanguard Investments Australia Ltd. BUY 98.86 Ordinary 908 908 11-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.86 Ordinary (562) (562) 11-Jun-2020 Vanguard Investments Australia Ltd. BUY 98.86 Ordinary 4,950 4,950 15-Jun-2020 Vanguard Investments Australia Ltd. BUY 96.87 Ordinary 6,620 6,620 16-Jun-2020 Vanguard Investments Australia Ltd. BUY 99.56 Ordinary 3,310 3,310 17-Jun-2020 Vanguard Investments Australia Ltd. BUY 98.87 Ordinary 4,965 4,965 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.19 Ordinary (40,306) (40,306) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.09 Ordinary (258) (258) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (3,951) (3,951) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (4,823) (4,823) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (895) (895) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (1,397) (1,397) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (8,401) (8,401) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (64) (64) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (4,421) (4,421) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (782) (782) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (1,135) (1,135) 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (16,236) (16,236) 19-Jun-2020 Vanguard Investments Australia Ltd. BUY 96.28 Ordinary 662 662 19-Jun-2020 Vanguard Investments Australia Ltd. SELL 96.22 Ordinary (10,323) (10,323) Page 19 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 22-Jun-2020 Vanguard Investments Australia Ltd. SELL 97.09 Ordinary (4,234) (4,234) 23-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.05 Ordinary (5,491) (5,491) 24-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.68 Ordinary (1,438) (1,438) 24-Jun-2020 Vanguard Investments Australia Ltd. BUY 98.68 Ordinary 843 843 25-Jun-2020 Vanguard Investments Australia Ltd. BUY 97.06 Ordinary 4,472 4,472 25-Jun-2020 Vanguard Investments Australia Ltd. SELL 97.06 Ordinary (1,265) (1,265) 25-Jun-2020 Vanguard Investments Australia Ltd. BUY 97.06 Ordinary 7,452 7,452 26-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.99 Ordinary (340) (340) 26-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.99 Ordinary (1,895) (1,895) 26-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.99 Ordinary (3,175) (3,175) 29-Jun-2020 Vanguard Investments Australia Ltd. BUY 97.27 Ordinary 505 505 30-Jun-2020 Vanguard Investments Australia Ltd. SELL 98.17 Ordinary (3,965) (3,965) 1-Jul-2020 Vanguard Investments Australia Ltd. SELL 96.67 Ordinary (3,803) (3,803) 3-Jul-2020 Vanguard Investments Australia Ltd. SELL 96.39 Ordinary (1,802) (1,802) 6-Jul-2020 Vanguard Investments Australia Ltd. SELL 95.45 Ordinary (56) (56) 7-Jul-2020 Vanguard Investments Australia Ltd. SELL 96.29 Ordinary (13,246) (13,246) 8-Jul-2020 Vanguard Investments Australia Ltd. SELL 95.54 Ordinary (246,823) (246,823) 9-Jul-2020 Vanguard Investments Australia Ltd. SELL 98.67 Ordinary (2,340) (2,340) 10-Jul-2020 Vanguard Investments Australia Ltd. BUY 97.99 Ordinary 453 453 10-Jul-2020 Vanguard Investments Australia Ltd. SELL 97.99 Ordinary (108) (108) 13-Jul-2020 Vanguard Investments Australia Ltd. BUY 99.84 Ordinary 906 906 14-Jul-2020 Vanguard Investments Australia Ltd. SELL 101.25 Ordinary (3,245) (3,245) 16-Jul-2020 Vanguard Investments Australia Ltd. SELL 103.51 Ordinary (1,359) (1,359) 16-Jul-2020 Vanguard Investments Australia Ltd. SELL 103.51 Ordinary (2,785) (2,785) 16-Jul-2020 Vanguard Investments Australia Ltd. BUY 104.45 Ordinary 1,110 1,110 16-Jul-2020 Vanguard Investments Australia Ltd. BUY 104.45 Ordinary 6,447 6,447 16-Jul-2020 Vanguard Investments Australia Ltd. BUY 104.45 Ordinary 1,233 1,233 16-Jul-2020 Vanguard Investments Australia Ltd. SELL 103.51 Ordinary (2,925) (2,925) 21-Jul-2020 Vanguard Investments Australia Ltd. SELL 106.09 Ordinary (1,504) (1,504) 24-Jul-2020 Vanguard Investments Australia Ltd. SELL 102.92 Ordinary (3,460) (3,460) 24-Jul-2020 Vanguard Investments Australia Ltd. BUY 102.92 Ordinary 5,972 5,972 28-Jul-2020 Vanguard Investments Australia Ltd. BUY 104.11 Ordinary 2,155 2,155 30-Jul-2020 Vanguard Investments Australia Ltd. BUY 104.50 Ordinary 4,225 4,225 31-Jul-2020 Vanguard Investments Australia Ltd. BUY 102.00 Ordinary 5,440 5,440 31-Jul-2020 Vanguard Investments Australia Ltd. BUY 102.00 Ordinary 7,509 7,509 3-Aug-2020 Vanguard Investments Australia Ltd. BUY 103.00 Ordinary 3,137 3,137 4-Aug-2020 Vanguard Investments Australia Ltd. SELL 105.10 Ordinary (1,358) (1,358) 4-Aug-2020 Vanguard Investments Australia Ltd. SELL 105.10 Ordinary (971) (971) 5-Aug-2020 Vanguard Investments Australia Ltd. SELL 103.99 Ordinary (2,673) (2,673) 5-Aug-2020 Vanguard Investments Australia Ltd. BUY 103.99 Ordinary 4,875 4,875 7-Aug-2020 Vanguard Investments Australia Ltd. BUY 102.45 Ordinary 6,500 6,500 12-Aug-2020 Vanguard Investments Australia Ltd. SELL 101.40 Ordinary (592) (592) 17-Aug-2020 Vanguard Investments Australia Ltd. SELL 100.88 Ordinary (3,466) (3,466) 18-Aug-2020 Vanguard Investments Australia Ltd. BUY 103.60 Ordinary 1,543 1,543 18-Aug-2020 Vanguard Investments Australia Ltd. BUY 103.60 Ordinary 12,052 12,052 18-Aug-2020 Vanguard Investments Australia Ltd. BUY 103.60 Ordinary 1,608 1,608 25-Aug-2020 Vanguard Investments Australia Ltd. BUY 100.90 Ordinary 4,860 4,860 31-Aug-2020 Vanguard Investments Australia Ltd. SELL 98.02 Ordinary (3,960) (3,960) 31-Aug-2020 Vanguard Investments Australia Ltd. SELL 98.02 Ordinary (856) (856) 1-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.48 Ordinary 2,248 2,248 1-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.54 Ordinary 1,155 1,155 1-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.54 Ordinary 6,933 6,933 1-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.54 Ordinary 1,151 1,151 1-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.48 Ordinary 182,198 182,198 1-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.48 Ordinary 5,168 5,168 4-Sep-2020 Vanguard Investments Australia Ltd. SELL 95.58 Ordinary (3,383) (3,383) 7-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.88 Ordinary 2,150 2,150 7-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.88 Ordinary 12,902 12,902 7-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.88 Ordinary 2,142 2,142 7-Sep-2020 Vanguard Investments Australia Ltd. BUY 97.94 Ordinary 4,225 4,225 8-Sep-2020 Vanguard Investments Australia Ltd. BUY 99.29 Ordinary 916 916 9-Sep-2020 Vanguard Investments Australia Ltd. SELL 99.08 Ordinary (6,089) (6,089) 9-Sep-2020 Vanguard Investments Australia Ltd. BUY 99.08 Ordinary 5,850 5,850 15-Sep-2020 Vanguard Investments Australia Ltd. BUY 102.13 Ordinary 2,252 2,252 16-Sep-2020 Vanguard Investments Australia Ltd. BUY 102.78 Ordinary 1,635 1,635 17-Sep-2020 Vanguard Investments Australia Ltd. BUY 99.31 Ordinary 2,252 2,252 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (5,381) (5,381) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (4,359) (4,359) Page 20 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (2,381) (2,381) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (1,288) (1,288) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (9,902) (9,902) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (60) (60) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (6,244) (6,244) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (1,520) (1,520) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (1,706) (1,706) 18-Sep-2020 Vanguard Investments Australia Ltd. SELL 100.76 Ordinary (17,004) (17,004) 18-Sep-2020 Vanguard Investments Australia Ltd. BUY 100.57 Ordinary 2,616 2,616 18-Sep-2020 Vanguard Investments Australia Ltd. BUY 100.57 Ordinary 1,635 1,635 21-Sep-2020 Vanguard Investments Australia Ltd. BUY 99.40 Ordinary 975 975 23-Sep-2020 Vanguard Investments Australia Ltd. SELL 97.50 Ordinary (2,276) (2,276) 25-Sep-2020 Vanguard Investments Australia Ltd. BUY 98.00 Ordinary 3,240 3,240 28-Sep-2020 Vanguard Investments Australia Ltd. BUY 96.55 Ordinary 2,244 2,244 29-Sep-2020 Vanguard Investments Australia Ltd. BUY 95.82 Ordinary 975 975 30-Sep-2020 Vanguard Investments Australia Ltd. SELL 94.32 Ordinary (8,850) (8,850) 30-Sep-2020 Vanguard Investments Australia Ltd. BUY 94.32 Ordinary 17,249 17,249 30-Sep-2020 Vanguard Investments Australia Ltd. BUY 94.32 Ordinary 3,240 3,240 2-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.18 Ordinary 5,437 5,437 2-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.18 Ordinary 100 100 2-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.18 Ordinary 3,976 3,976 2-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.18 Ordinary 1,481 1,481 5-Oct-2020 Vanguard Investments Australia Ltd. BUY 95.70 Ordinary 4,830 4,830 6-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.13 Ordinary 404 404 6-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.13 Ordinary 3,372 3,372 6-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.13 Ordinary 2,146 2,146 6-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.13 Ordinary 956 956 6-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.13 Ordinary 4,310 4,310 6-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.02 Ordinary 3,220 3,220 8-Oct-2020 Vanguard Investments Australia Ltd. SELL 97.19 Ordinary (7,497) (7,497) 8-Oct-2020 Vanguard Investments Australia Ltd. SELL 97.19 Ordinary (42,558) (42,558) 8-Oct-2020 Vanguard Investments Australia Ltd. SELL 97.19 Ordinary (7,688) (7,688) 8-Oct-2020 Vanguard Investments Australia Ltd. SELL 97.96 Ordinary (3,208) (3,208) 9-Oct-2020 Vanguard Investments Australia Ltd. BUY 97.50 Ordinary 2,220 2,220 13-Oct-2020 Vanguard Investments Australia Ltd. BUY 96.55 Ordinary 3,220 3,220 13-Oct-2020 Vanguard Investments Australia Ltd. SELL 96.55 Ordinary (3,180) (3,180) 19-Oct-2020 Vanguard Investments Australia Ltd. SELL 95.56 Ordinary (427) (427) 19-Oct-2020 Vanguard Investments Australia Ltd. SELL 95.56 Ordinary (21,956) (21,956) 20-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.13 Ordinary 2,220 2,220 20-Oct-2020 Vanguard Investments Australia Ltd. SELL 94.13 Ordinary (10,813) (10,813) 20-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.13 Ordinary 18,354 18,354 23-Oct-2020 Vanguard Investments Australia Ltd. BUY 95.40 Ordinary 3,220 3,220 26-Oct-2020 Vanguard Investments Australia Ltd. BUY 94.66 Ordinary 839 839 27-Oct-2020 Vanguard Investments Australia Ltd. BUY 92.30 Ordinary 32,320 32,320 28-Oct-2020 Vanguard Investments Australia Ltd. SELL 91.94 Ordinary (8,378) (8,378) 28-Oct-2020 Vanguard Investments Australia Ltd. SELL 91.94 Ordinary (4,487) (4,487) 28-Oct-2020 Vanguard Investments Australia Ltd. SELL 91.94 Ordinary (1,770) (1,770) 28-Oct-2020 Vanguard Investments Australia Ltd. BUY 91.94 Ordinary 3,230 3,230 29-Oct-2020 Vanguard Investments Australia Ltd. BUY 90.96 Ordinary 2,220 2,220 29-Oct-2020 Vanguard Investments Australia Ltd. SELL 90.96 Ordinary (3,790) (3,790) 30-Oct-2020 Vanguard Investments Australia Ltd. BUY 92.45 Ordinary 21,400 21,400 30-Oct-2020 Vanguard Investments Australia Ltd. BUY 92.45 Ordinary 15,365 15,365 30-Oct-2020 Vanguard Investments Australia Ltd. BUY 92.45 Ordinary 7,797 7,797 30-Oct-2020 Vanguard Investments Australia Ltd. SELL 92.43 Ordinary (1,033) (1,033) 30-Oct-2020 Vanguard Investments Australia Ltd. BUY 92.43 Ordinary 3,465 3,465 2-Nov-2020 Vanguard Investments Australia Ltd. BUY 92.51 Ordinary 6,561 6,561 3-Nov-2020 Vanguard Investments Australia Ltd. BUY 94.79 Ordinary 3,220 3,220 3-Nov-2020 Vanguard Investments Australia Ltd. SELL 94.79 Ordinary (936) (936) 4-Nov-2020 Vanguard Investments Australia Ltd. BUY 92.73 Ordinary 4,830 4,830 5-Nov-2020 Vanguard Investments Australia Ltd. BUY 92.07 Ordinary 7,640 7,640 5-Nov-2020 Vanguard Investments Australia Ltd. BUY 92.07 Ordinary 1,013 1,013 5-Nov-2020 Vanguard Investments Australia Ltd. BUY 91.95 Ordinary 644 644 9-Nov-2020 Vanguard Investments Australia Ltd. SELL 96.09 Ordinary (2,088) (2,088) 10-Nov-2020 Vanguard Investments Australia Ltd. BUY 95.44 Ordinary 5,474 5,474 10-Nov-2020 Vanguard Investments Australia Ltd. SELL 95.44 Ordinary (2,637) (2,637) 11-Nov-2020 Vanguard Investments Australia Ltd. SELL 97.16 Ordinary (7,463) (7,463) 12-Nov-2020 Vanguard Investments Australia Ltd. BUY 96.48 Ordinary 2,228 2,228 13-Nov-2020 Vanguard Investments Australia Ltd. BUY 96.09 Ordinary 5,474 5,474 Page 21 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 13-Nov-2020 Vanguard Investments Australia Ltd. BUY 96.09 Ordinary 17,066 17,066 17-Nov-2020 Vanguard Investments Australia Ltd. BUY 98.80 Ordinary 3,220 3,220 17-Nov-2020 Vanguard Investments Australia Ltd. SELL 98.80 Ordinary (6,757) (6,757) 19-Nov-2020 Vanguard Investments Australia Ltd. BUY 98.92 Ordinary 17,191 17,191 23-Nov-2020 Vanguard Investments Australia Ltd. SELL 100.89 Ordinary (3,763) (3,763) 23-Nov-2020 Vanguard Investments Australia Ltd. BUY 100.89 Ordinary 3,864 3,864 25-Nov-2020 Vanguard Investments Australia Ltd. BUY 104.28 Ordinary 9,367 9,367 26-Nov-2020 Vanguard Investments Australia Ltd. BUY 102.86 Ordinary 2,228 2,228 26-Nov-2020 Vanguard Investments Australia Ltd. SELL 102.86 Ordinary (4,048) (4,048) 26-Nov-2020 Vanguard Investments Australia Ltd. SELL 102.86 Ordinary (12,951) (12,951) 26-Nov-2020 Vanguard Investments Australia Ltd. BUY 102.86 Ordinary 50,482 50,482 27-Nov-2020 Vanguard Investments Australia Ltd. SELL 102.00 Ordinary (1,578) (1,578) 30-Nov-2020 Vanguard Investments Australia Ltd. SELL 101.77 Ordinary (948) (948) 30-Nov-2020 Vanguard Investments Australia Ltd. SELL 101.77 Ordinary (5,940) (5,940) 30-Nov-2020 Vanguard Investments Australia Ltd. SELL 101.77 Ordinary (5,860) (5,860) 30-Nov-2020 Vanguard Investments Australia Ltd. SELL 101.77 Ordinary (3,401) (3,401) 30-Nov-2020 Vanguard Investments Australia Ltd. SELL 101.77 Ordinary (2,009) (2,009) 30-Nov-2020 Vanguard Investments Australia Ltd. SELL 101.77 Ordinary (3,378) (3,378) 1-Dec-2020 Vanguard Investments Australia Ltd. BUY 102.95 Ordinary 4,860 4,860 2-Dec-2020 Vanguard Investments Australia Ltd. BUY 104.99 Ordinary 5,184 5,184 3-Dec-2020 Vanguard Investments Australia Ltd. BUY 112.20 Ordinary 2,228 2,228 3-Dec-2020 Vanguard Investments Australia Ltd. BUY 112.20 Ordinary 59,302 59,302 3-Dec-2020 Vanguard Investments Australia Ltd. SELL 109.55 Ordinary (655) (655) 3-Dec-2020 Vanguard Investments Australia Ltd. SELL 112.20 Ordinary (95) (95) 4-Dec-2020 Vanguard Investments Australia Ltd. BUY 113.20 Ordinary 3,240 3,240 7-Dec-2020 Vanguard Investments Australia Ltd. SELL 115.98 Ordinary (891) (891) 9-Dec-2020 Vanguard Investments Australia Ltd. BUY 115.44 Ordinary 253 253 11-Dec-2020 Vanguard Investments Australia Ltd. BUY 116.00 Ordinary 4,238 4,238 15-Dec-2020 Vanguard Investments Australia Ltd. BUY 112.42 Ordinary 3,260 3,260 16-Dec-2020 Vanguard Investments Australia Ltd. BUY 114.43 Ordinary 2,922 2,922 16-Dec-2020 Vanguard Investments Australia Ltd. BUY 114.37 Ordinary 3,260 3,260 17-Dec-2020 Vanguard Investments Australia Ltd. BUY 116.44 Ordinary 2,228 2,228 17-Dec-2020 Vanguard Investments Australia Ltd. BUY 116.44 Ordinary 4,251 4,251 18-Dec-2020 Vanguard Investments Australia Ltd. BUY 117.53 Ordinary 46,894 46,894 18-Dec-2020 Vanguard Investments Australia Ltd. SELL 117.51 Ordinary (1,562) (1,562) 18-Dec-2020 Vanguard Investments Australia Ltd. SELL 117.51 Ordinary (51) (51) 18-Dec-2020 Vanguard Investments Australia Ltd. BUY 117.53 Ordinary 1,752 1,752 18-Dec-2020 Vanguard Investments Australia Ltd. BUY 117.53 Ordinary 4,696 4,696 21-Dec-2020 Vanguard Investments Australia Ltd. SELL 118.60 Ordinary (1,070) (1,070) 22-Dec-2020 Vanguard Investments Australia Ltd. BUY 115.41 Ordinary 6,540 6,540 31-Dec-2020 Vanguard Investments Australia Ltd. SELL 113.84 Ordinary (104) (104) 31-Dec-2020 Vanguard Investments Australia Ltd. BUY 113.83 Ordinary 2,316 2,316 31-Dec-2020 Vanguard Investments Australia Ltd. SELL 113.84 Ordinary (8,563) (8,563) 4-Jan-2021 Vanguard Investments Australia Ltd. BUY 115.36 Ordinary 3,260 3,260 4-Jan-2021 Vanguard Investments Australia Ltd. BUY 115.36 Ordinary 9,971 9,971 5-Jan-2021 Vanguard Investments Australia Ltd. SELL 117.79 Ordinary (1,108) (1,108) 6-Jan-2021 Vanguard Investments Australia Ltd. BUY 115.75 Ordinary 3,912 3,912 14-Jan-2021 Vanguard Investments Australia Ltd. BUY 119.66 Ordinary 5,248 5,248 15-Jan-2021 Vanguard Investments Australia Ltd. SELL 120.52 Ordinary (177) (177) 18-Jan-2021 Vanguard Investments Australia Ltd. SELL 118.79 Ordinary (2,216) (2,216) 19-Jan-2021 Vanguard Investments Australia Ltd. BUY 119.63 Ordinary 1,645 1,645 21-Jan-2021 Vanguard Investments Australia Ltd. BUY 120.82 Ordinary 694 694 25-Jan-2021 Vanguard Investments Australia Ltd. SELL 121.77 Ordinary (838) (838) 25-Jan-2021 Vanguard Investments Australia Ltd. SELL 121.77 Ordinary (1,587) (1,587) 27-Jan-2021 Vanguard Investments Australia Ltd. SELL 117.05 Ordinary (1,066) (1,066) 27-Jan-2021 Vanguard Investments Australia Ltd. BUY 117.05 Ordinary 3,215 3,215 28-Jan-2021 Vanguard Investments Australia Ltd. SELL 113.70 Ordinary (2,198) (2,198) 28-Jan-2021 Vanguard Investments Australia Ltd. BUY 113.70 Ordinary 4,277 4,277 28-Jan-2021 Vanguard Investments Australia Ltd. BUY 113.70 Ordinary 16,544 16,544 29-Jan-2021 Vanguard Investments Australia Ltd. SELL 110.31 Ordinary (5,546) (5,546) 2-Feb-2021 Vanguard Investments Australia Ltd. BUY 115.03 Ordinary 4,592 4,592 3-Feb-2021 Vanguard Investments Australia Ltd. SELL 113.76 Ordinary (46) (46) 4-Feb-2021 Vanguard Investments Australia Ltd. BUY 114.28 Ordinary 868 868 5-Feb-2021 Vanguard Investments Australia Ltd. SELL 113.33 Ordinary (683) (683) 5-Feb-2021 Vanguard Investments Australia Ltd. BUY 113.33 Ordinary 987 987 8-Feb-2021 Vanguard Investments Australia Ltd. SELL 117.20 Ordinary (2,300) (2,300) 10-Feb-2021 Vanguard Investments Australia Ltd. BUY 117.43 Ordinary 2,300 2,300 10-Feb-2021 Vanguard Investments Australia Ltd. BUY 117.43 Ordinary 4,277 4,277 Page 22 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 11-Feb-2021 Vanguard Investments Australia Ltd. BUY 118.72 Ordinary 2,303 2,303 12-Feb-2021 Vanguard Investments Australia Ltd. BUY 117.35 Ordinary 6,086 6,086 15-Feb-2021 Vanguard Investments Australia Ltd. SELL 119.50 Ordinary (6,065) (6,065) 16-Feb-2021 Vanguard Investments Australia Ltd. BUY 123.05 Ordinary 576 576 16-Feb-2021 Vanguard Investments Australia Ltd. SELL 123.05 Ordinary (2,304) (2,304) 16-Feb-2021 Vanguard Investments Australia Ltd. BUY 123.05 Ordinary 44 44 16-Feb-2021 Vanguard Investments Australia Ltd. SELL 123.05 Ordinary (704) (704) 18-Feb-2021 Vanguard Investments Australia Ltd. SELL 127.50 Ordinary (2,892) (2,892) 18-Feb-2021 Vanguard Investments Australia Ltd. SELL 127.50 Ordinary (21) (21) 19-Feb-2021 Vanguard Investments Australia Ltd. BUY 123.26 Ordinary 8,771 8,771 22-Feb-2021 Vanguard Investments Australia Ltd. SELL 127.74 Ordinary (86,476) (86,476) 22-Feb-2021 Vanguard Investments Australia Ltd. BUY 127.74 Ordinary 3,310 3,310 23-Feb-2021 Vanguard Investments Australia Ltd. BUY 130.00 Ordinary 2,308 2,308 26-Feb-2021 Vanguard Investments Australia Ltd. SELL 127.19 Ordinary (2,161) (2,161) 26-Feb-2021 Vanguard Investments Australia Ltd. SELL 127.32 Ordinary (984) (984) 26-Feb-2021 Vanguard Investments Australia Ltd. SELL 127.19 Ordinary (836) (836) 26-Feb-2021 Vanguard Investments Australia Ltd. BUY 127.19 Ordinary 3,310 3,310 26-Feb-2021 Vanguard Investments Australia Ltd. BUY 127.19 Ordinary 6,440 6,440 3-Mar-2021 Vanguard Investments Australia Ltd. BUY 129.75 Ordinary 6,620 6,620 4-Mar-2021 Vanguard Investments Australia Ltd. BUY 121.67 Ordinary 274 274 4-Mar-2021 Vanguard Investments Australia Ltd. BUY 121.67 Ordinary 9,127 9,127 5-Mar-2021 Vanguard Investments Australia Ltd. SELL 117.68 Ordinary (1,150) (1,150) 5-Mar-2021 Vanguard Investments Australia Ltd. BUY 117.68 Ordinary 3,330 3,330 8-Mar-2021 Vanguard Investments Australia Ltd. SELL 121.11 Ordinary (1,623) (1,623) 9-Mar-2021 Vanguard Investments Australia Ltd. BUY 121.21 Ordinary 847 847 9-Mar-2021 Vanguard Investments Australia Ltd. SELL 121.21 Ordinary (2,291) (2,291) 9-Mar-2021 Vanguard Investments Australia Ltd. BUY 121.21 Ordinary 999 999 10-Mar-2021 Vanguard Investments Australia Ltd. BUY 114.49 Ordinary 1,752 1,752 10-Mar-2021 Vanguard Investments Australia Ltd. SELL 114.49 Ordinary (825) (825) 10-Mar-2021 Vanguard Investments Australia Ltd. BUY 114.49 Ordinary 3,996 3,996 15-Mar-2021 Vanguard Investments Australia Ltd. SELL 114.13 Ordinary (2,336) (2,336) 17-Mar-2021 Vanguard Investments Australia Ltd. BUY 111.79 Ordinary 3,330 3,330 19-Mar-2021 Vanguard Investments Australia Ltd. SELL 109.15 Ordinary (6,601) (6,601) 19-Mar-2021 Vanguard Investments Australia Ltd. SELL 109.15 Ordinary (1,764) (1,764) 19-Mar-2021 Vanguard Investments Australia Ltd. SELL 109.15 Ordinary (545) (545) 22-Mar-2021 Vanguard Investments Australia Ltd. BUY 107.81 Ordinary 2,332 2,332 24-Mar-2021 Vanguard Investments Australia Ltd. BUY 109.70 Ordinary 49 49 30-Mar-2021 Vanguard Investments Australia Ltd. BUY 109.60 Ordinary 3,630 3,630 30-Mar-2021 Vanguard Investments Australia Ltd. BUY 109.60 Ordinary 4,290 4,290 31-Mar-2021 Vanguard Investments Australia Ltd. SELL 110.75 Ordinary (173) (173) 31-Mar-2021 Vanguard Investments Australia Ltd. SELL 110.75 Ordinary (5,207) (5,207) 31-Mar-2021 Vanguard Investments Australia Ltd. SELL 110.75 Ordinary (7,463) (7,463) 31-Mar-2021 Vanguard Investments Australia Ltd. SELL 110.75 Ordinary (14,118) (14,118) 1-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.00 Ordinary 2,304 2,304 1-Apr-2021 Vanguard Investments Australia Ltd. IN SPECIE 112.00 Ordinary (663,845) (663,845) 6-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.12 Ordinary 2,225 2,225 6-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.12 Ordinary 2,064 2,064 6-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.12 Ordinary 882 882 6-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.12 Ordinary 8,338 8,338 6-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.12 Ordinary 981 981 7-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.54 Ordinary 3,982 3,982 7-Apr-2021 Vanguard Investments Australia Ltd. BUY 112.54 Ordinary 892 892 7-Apr-2021 Vanguard Investments Australia Ltd. BUY 113.44 Ordinary 3,924 3,924 8-Apr-2021 Vanguard Investments Australia Ltd. SELL 115.88 Ordinary (880) (880) 9-Apr-2021 Vanguard Investments Australia Ltd. BUY 115.50 Ordinary 3,924 3,924 9-Apr-2021 Vanguard Investments Australia Ltd. BUY 115.50 Ordinary 7,194 7,194 12-Apr-2021 Vanguard Investments Australia Ltd. BUY 114.88 Ordinary 1,728 1,728 19-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.85 Ordinary 2,711 2,711 20-Apr-2021 Vanguard Investments Australia Ltd. SELL 120.20 Ordinary (45) (45) 20-Apr-2021 Vanguard Investments Australia Ltd. SELL 120.20 Ordinary (1,293) (1,293) 20-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.20 Ordinary 6,580 6,580 21-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 4,327 4,327 21-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 2,320 2,320 21-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 1,204 1,204 21-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 499 499 21-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 4,066 4,066 21-Apr-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 8,894 8,894 27-Apr-2021 Vanguard Investments Australia Ltd. BUY 123.64 Ordinary 836 836 Page 23 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 27-Apr-2021 Vanguard Investments Australia Ltd. BUY 123.64 Ordinary 6,910 6,910 29-Apr-2021 Vanguard Investments Australia Ltd. BUY 123.22 Ordinary 3,641 3,641 30-Apr-2021 Vanguard Investments Australia Ltd. BUY 121.15 Ordinary 2,320 2,320 30-Apr-2021 Vanguard Investments Australia Ltd. BUY 121.15 Ordinary 3,252 3,252 3-May-2021 Vanguard Investments Australia Ltd. BUY 120.09 Ordinary 3,310 3,310 4-May-2021 Vanguard Investments Australia Ltd. BUY 123.13 Ordinary 880 880 5-May-2021 Vanguard Investments Australia Ltd. BUY 124.54 Ordinary 880 880 6-May-2021 Vanguard Investments Australia Ltd. BUY 125.76 Ordinary 4,965 4,965 7-May-2021 Vanguard Investments Australia Ltd. BUY 127.11 Ordinary 15,327 15,327 11-May-2021 Vanguard Investments Australia Ltd. BUY 130.61 Ordinary 75 75 12-May-2021 Vanguard Investments Australia Ltd. BUY 130.04 Ordinary 2,324 2,324 13-May-2021 Vanguard Investments Australia Ltd. BUY 128.00 Ordinary 3,785 3,785 13-May-2021 Vanguard Investments Australia Ltd. BUY 128.00 Ordinary 1,214 1,214 13-May-2021 Vanguard Investments Australia Ltd. BUY 128.00 Ordinary 3,205 3,205 14-May-2021 Vanguard Investments Australia Ltd. BUY 125.43 Ordinary 5,200 5,200 14-May-2021 Vanguard Investments Australia Ltd. BUY 125.43 Ordinary 4,662 4,662 17-May-2021 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 134 134 17-May-2021 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 4,398 4,398 17-May-2021 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 2,336 2,336 17-May-2021 Vanguard Investments Australia Ltd. SELL 126.04 Ordinary (4,341) (4,341) 17-May-2021 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 3,996 3,996 17-May-2021 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 4,025 4,025 19-May-2021 Vanguard Investments Australia Ltd. BUY 123.88 Ordinary 4,316 4,316 20-May-2021 Vanguard Investments Australia Ltd. BUY 123.26 Ordinary 2,336 2,336 20-May-2021 Vanguard Investments Australia Ltd. IN SPECIE 123.26 Ordinary (1,338,931) (1,338,931) 20-May-2021 Vanguard Investments Australia Ltd. IN SPECIE 123.26 Ordinary (11,457) (11,457) 21-May-2021 Vanguard Investments Australia Ltd. BUY 122.12 Ordinary 6,660 6,660 25-May-2021 Vanguard Investments Australia Ltd. BUY 121.45 Ordinary 3,996 3,996 27-May-2021 Vanguard Investments Australia Ltd. BUY 119.87 Ordinary 914 914 27-May-2021 Vanguard Investments Australia Ltd. BUY 119.87 Ordinary 1,752 1,752 27-May-2021 Vanguard Investments Australia Ltd. SELL 119.95 Ordinary (377) (377) 27-May-2021 Vanguard Investments Australia Ltd. SELL 119.95 Ordinary (903) (903) 27-May-2021 Vanguard Investments Australia Ltd. SELL 119.95 Ordinary (2,678) (2,678) 31-May-2021 Vanguard Investments Australia Ltd. BUY 123.73 Ordinary 11,553 11,553 8-Jun-2021 Vanguard Investments Australia Ltd. BUY 124.16 Ordinary 1,168 1,168 8-Jun-2021 Vanguard Investments Australia Ltd. SELL 124.16 Ordinary (839) (839) 8-Jun-2021 Vanguard Investments Australia Ltd. BUY 124.16 Ordinary 3,996 3,996 9-Jun-2021 Vanguard Investments Australia Ltd. BUY 124.80 Ordinary 3,996 3,996 11-Jun-2021 Vanguard Investments Australia Ltd. BUY 124.94 Ordinary 2,336 2,336 18-Jun-2021 Vanguard Investments Australia Ltd. BUY 123.47 Ordinary 116,814 116,814 18-Jun-2021 Vanguard Investments Australia Ltd. SELL 123.47 Ordinary (1,042) (1,042) 22-Jun-2021 Vanguard Investments Australia Ltd. BUY 121.99 Ordinary 1,328 1,328 22-Jun-2021 Vanguard Investments Australia Ltd. BUY 121.99 Ordinary 3,320 3,320 23-Jun-2021 Vanguard Investments Australia Ltd. IN SPECIE 122.85 Ordinary (648,736) (648,736) 23-Jun-2021 Vanguard Investments Australia Ltd. IN SPECIE 122.85 Ordinary (312,069) (312,069) 23-Jun-2021 Vanguard Investments Australia Ltd. IN SPECIE 122.85 Ordinary (265,106) (265,106) 24-Jun-2021 Vanguard Investments Australia Ltd. BUY 124.36 Ordinary 2,548 2,548 28-Jun-2021 Vanguard Investments Australia Ltd. SELL 126.05 Ordinary (1,493) (1,493) 29-Jun-2021 Vanguard Investments Australia Ltd. BUY 125.00 Ordinary 2,552 2,552 29-Jun-2021 Vanguard Investments Australia Ltd. BUY 125.00 Ordinary 3,996 3,996 30-Jun-2021 Vanguard Investments Australia Ltd. SELL 126.64 Ordinary (5,322) (5,322) 2-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.71 Ordinary 1,655 1,655 2-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.71 Ordinary 9,422 9,422 5-Jul-2021 Vanguard Investments Australia Ltd. BUY 126.13 Ordinary 3,175 3,175 6-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.41 Ordinary 7,769 7,769 7-Jul-2021 Vanguard Investments Australia Ltd. BUY 126.04 Ordinary 4,634 4,634 9-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.40 Ordinary 5,627 5,627 9-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.40 Ordinary 4,634 4,634 9-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.40 Ordinary 9,445 9,445 12-Jul-2021 Vanguard Investments Australia Ltd. BUY 127.60 Ordinary 492 492 15-Jul-2021 Vanguard Investments Australia Ltd. BUY 131.14 Ordinary 18,804 18,804 15-Jul-2021 Vanguard Investments Australia Ltd. BUY 131.14 Ordinary 9,870 9,870 16-Jul-2021 Vanguard Investments Australia Ltd. BUY 130.60 Ordinary 2,512 2,512 19-Jul-2021 Vanguard Investments Australia Ltd. SELL 127.83 Ordinary (424) (424) 19-Jul-2021 Vanguard Investments Australia Ltd. BUY 127.83 Ordinary 1,660 1,660 20-Jul-2021 Vanguard Investments Australia Ltd. SELL 124.42 Ordinary (574) (574) 20-Jul-2021 Vanguard Investments Australia Ltd. BUY 124.42 Ordinary 3,984 3,984 20-Jul-2021 Vanguard Investments Australia Ltd. BUY 124.42 Ordinary 9,983 9,983 Page 24 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 21-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.87 Ordinary 2,540 2,540 23-Jul-2021 Vanguard Investments Australia Ltd. BUY 127.10 Ordinary 3,972 3,972 26-Jul-2021 Vanguard Investments Australia Ltd. SELL 130.11 Ordinary (1,680) (1,680) 27-Jul-2021 Vanguard Investments Australia Ltd. IN SPECIE 132.47 Ordinary (326,941) (326,941) 29-Jul-2021 Vanguard Investments Australia Ltd. BUY 134.17 Ordinary 454 454 3-Aug-2021 Vanguard Investments Australia Ltd. BUY 132.39 Ordinary 1,469 1,469 3-Aug-2021 Vanguard Investments Australia Ltd. BUY 132.39 Ordinary 4,620 4,620 3-Aug-2021 Vanguard Investments Australia Ltd. BUY 132.39 Ordinary 7,613 7,613 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 2,540 2,540 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 353 353 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 4,715 4,715 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 11,012 11,012 9-Aug-2021 Vanguard Investments Australia Ltd. BUY 128.26 Ordinary 454 454 9-Aug-2021 Vanguard Investments Australia Ltd. BUY 128.26 Ordinary 3,972 3,972 11-Aug-2021 Vanguard Investments Australia Ltd. SELL 129.14 Ordinary (1,302) (1,302) 12-Aug-2021 Vanguard Investments Australia Ltd. BUY 120.26 Ordinary 96 96 12-Aug-2021 Vanguard Investments Australia Ltd. BUY 120.26 Ordinary 454 454 12-Aug-2021 Vanguard Investments Australia Ltd. BUY 120.26 Ordinary 5,608 5,608 12-Aug-2021 Vanguard Investments Australia Ltd. SELL 120.26 Ordinary (404) (404) 13-Aug-2021 Vanguard Investments Australia Ltd. SELL 120.36 Ordinary (301) (301) 16-Aug-2021 Vanguard Investments Australia Ltd. BUY 118.49 Ordinary 3,185 3,185 16-Aug-2021 Vanguard Investments Australia Ltd. BUY 118.49 Ordinary 6,580 6,580 18-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.69 Ordinary 2,556 2,556 18-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.69 Ordinary 2,632 2,632 18-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.69 Ordinary 6,580 6,580 19-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.17 Ordinary 4,277 4,277 19-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.17 Ordinary 8,840 8,840 20-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.23 Ordinary 1,917 1,917 20-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.23 Ordinary 1,645 1,645 23-Aug-2021 Vanguard Investments Australia Ltd. BUY 106.69 Ordinary 1,810 1,810 23-Aug-2021 Vanguard Investments Australia Ltd. BUY 106.69 Ordinary 10,002 10,002 24-Aug-2021 Vanguard Investments Australia Ltd. BUY 108.10 Ordinary 456 456 24-Aug-2021 Vanguard Investments Australia Ltd. BUY 108.10 Ordinary 1,917 1,917 25-Aug-2021 Vanguard Investments Australia Ltd. BUY 110.91 Ordinary 49 49 25-Aug-2021 Vanguard Investments Australia Ltd. SELL 110.91 Ordinary (1,068) (1,068) 25-Aug-2021 Vanguard Investments Australia Ltd. BUY 110.91 Ordinary 4,277 4,277 25-Aug-2021 Vanguard Investments Australia Ltd. BUY 110.91 Ordinary 6,967 6,967 26-Aug-2021 Vanguard Investments Australia Ltd. BUY 109.37 Ordinary 679 679 26-Aug-2021 Vanguard Investments Australia Ltd. BUY 109.37 Ordinary 3,290 3,290 30-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.12 Ordinary 3,205 3,205 30-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.12 Ordinary 4,606 4,606 1-Sep-2021 Vanguard Investments Australia Ltd. BUY 109.39 Ordinary 85 85 1-Sep-2021 Vanguard Investments Australia Ltd. BUY 109.39 Ordinary 5,036 5,036 1-Sep-2021 Vanguard Investments Australia Ltd. BUY 109.39 Ordinary 2,568 2,568 2-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.65 Ordinary 5,296 5,296 2-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.65 Ordinary 15,983 15,983 3-Sep-2021 Vanguard Investments Australia Ltd. BUY 111.37 Ordinary 462 462 3-Sep-2021 Vanguard Investments Australia Ltd. BUY 111.37 Ordinary 12,484 12,484 6-Sep-2021 Vanguard Investments Australia Ltd. BUY 110.69 Ordinary 5,673 5,673 6-Sep-2021 Vanguard Investments Australia Ltd. BUY 110.69 Ordinary 3,984 3,984 7-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.70 Ordinary 2,596 2,596 8-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.17 Ordinary 1,298 1,298 8-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.17 Ordinary 9,943 9,943 9-Sep-2021 Vanguard Investments Australia Ltd. BUY 105.50 Ordinary 2,596 2,596 9-Sep-2021 Vanguard Investments Australia Ltd. SELL 105.50 Ordinary (555) (555) 9-Sep-2021 Vanguard Investments Australia Ltd. BUY 105.50 Ordinary 4,662 4,662 9-Sep-2021 Vanguard Investments Australia Ltd. BUY 105.50 Ordinary 5,713 5,713 15-Sep-2021 Vanguard Investments Australia Ltd. SELL 104.63 Ordinary (1,078) (1,078) 15-Sep-2021 Vanguard Investments Australia Ltd. BUY 104.63 Ordinary 3,996 3,996 16-Sep-2021 Vanguard Investments Australia Ltd. BUY 103.67 Ordinary 3,245 3,245 17-Sep-2021 Vanguard Investments Australia Ltd. BUY 98.80 Ordinary 1,730 1,730 17-Sep-2021 Vanguard Investments Australia Ltd. SELL 98.84 Ordinary (410) (410) 17-Sep-2021 Vanguard Investments Australia Ltd. SELL 98.84 Ordinary (754) (754) 20-Sep-2021 Vanguard Investments Australia Ltd. BUY 95.24 Ordinary 3,245 3,245 20-Sep-2021 Vanguard Investments Australia Ltd. BUY 95.24 Ordinary 4,648 4,648 21-Sep-2021 Vanguard Investments Australia Ltd. BUY 95.71 Ordinary 1,938 1,938 23-Sep-2021 Vanguard Investments Australia Ltd. BUY 98.86 Ordinary 5,610 5,610 28-Sep-2021 Vanguard Investments Australia Ltd. BUY 97.47 Ordinary 3,972 3,972 Page 25 of 26

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 29-Sep-2021 Vanguard Investments Australia Ltd. BUY 96.89 Ordinary 5,814 5,814 29-Sep-2021 Vanguard Investments Australia Ltd. BUY 96.89 Ordinary 1,650 1,650 30-Sep-2021 Vanguard Investments Australia Ltd. SELL 100.18 Ordinary (21,016) (21,016) 1-Oct-2021 Vanguard Investments Australia Ltd. BUY 97.28 Ordinary 5,184 5,184 1-Oct-2021 Vanguard Investments Australia Ltd. BUY 97.28 Ordinary 4,860 4,860 4-Oct-2021 Vanguard Investments Australia Ltd. BUY 97.50 Ordinary 1,620 1,620 7-Oct-2021 Vanguard Investments Australia Ltd. BUY 96.54 Ordinary 3,436 3,436 8-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.40 Ordinary 5,216 5,216 8-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.40 Ordinary 785 785 8-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.40 Ordinary 1,069 1,069 12-Oct-2021 Vanguard Investments Australia Ltd. BUY 102.64 Ordinary 148 148 12-Oct-2021 Vanguard Investments Australia Ltd. BUY 102.64 Ordinary 1,596 1,596 14-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.51 Ordinary 3,792 3,792 15-Oct-2021 Vanguard Investments Australia Ltd. BUY 99.60 Ordinary 4,238 4,238 18-Oct-2021 Vanguard Investments Australia Ltd. SELL 101.45 Ordinary (2,194) (2,194) 18-Oct-2021 Vanguard Investments Australia Ltd. SELL 101.45 Ordinary (4,714) (4,714) 21-Oct-2021 Vanguard Investments Australia Ltd. BUY 96.79 Ordinary 4,251 4,251 22-Oct-2021 Vanguard Investments Australia Ltd. BUY 95.03 Ordinary 3,792 3,792 27-Oct-2021 Vanguard Investments Australia Ltd. BUY 94.14 Ordinary 8,216 8,216 27-Oct-2021 Vanguard Investments Australia Ltd. IN SPECIE 94.14 Ordinary (178,097) (178,097) 28-Oct-2021 Vanguard Investments Australia Ltd. BUY 93.39 Ordinary 28,576 28,576 29-Oct-2021 Vanguard Investments Australia Ltd. BUY 90.29 Ordinary 4,920 4,920 1-Nov-2021 Vanguard Investments Australia Ltd. BUY 90.97 Ordinary 1,640 1,640 2-Nov-2021 Vanguard Investments Australia Ltd. SELL 88.66 Ordinary (18,226) (18,226) 3-Nov-2021 Vanguard Investments Australia Ltd. BUY 89.70 Ordinary 3,160 3,160 3-Nov-2021 Vanguard Investments Australia Ltd. BUY 89.70 Ordinary 459 459 4-Nov-2021 Vanguard Investments Australia Ltd. BUY 88.32 Ordinary 3,924 3,924 5-Nov-2021 Vanguard Investments Australia Ltd. BUY 88.81 Ordinary 13,545 13,545 5-Nov-2021 Vanguard Investments Australia Ltd. IN SPECIE 89.47 Ordinary (1,736,815) (1,736,815) This is Annexure A of 26 pages referred to in Form 605, Notice of ceasing to be a substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 10 November 2021 Page 26 of 26